    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1997
                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                              NEI WEBWORLD, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         TEXAS                      2752                    75-2524630
    (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
    JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR        CLASSIFICATION CODE
     ORGANIZATION)                NUMBER)
                                4647 BRONZE WAY
                              DALLAS, TEXAS 75236
                                (214) 330-7273
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            MR. RICHARD J. WIENCEK
                                   PRESIDENT
                              NEI WEBWORLD, INC.
                                4647 BRONZE WAY
                              DALLAS, TEXAS 75236
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
       CROUCH & HALLETT, L.L.P.                 JACKSON & WALKER, L.L.P.
    717 NORTH HARWOOD, SUITE 1400             901 MAIN STREET, SUITE 6000
         DALLAS, TEXAS 75201                      DALLAS, TEXAS 75202
        ATTN: BRUCE H. HALLETT                  ATTN: RICHARD F. DAHLSON
            (214) 953-0053                           (214) 953-5896
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                                 PROPOSED        PROPOSED
                                  AMOUNT         MAXIMUM          MAXIMUM
    TITLE OF EACH CLASS OF        TO BE       OFFERING PRICE     AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED(1)  REGISTERED     PER SHARE(1)  OFFERING PRICE(1) REGISTRATION FEE
-----------------------------------------------------------------------------------------------
Common Stock, $.01 par
 value..................        1,150,000(2)      $ 7.50        $ 8,625,000         $2,614
-----------------------------------------------------------------------------------------------
Common Stock Purchase
 Warrant................        1,150,000(3)      $ .125            (8)              (8)
-----------------------------------------------------------------------------------------------
Common Stock, issuable
 under Warrants(4)......        1,150,000         $11.25        $12,937,500         $3,921
-----------------------------------------------------------------------------------------------
Representative's Common
 Stock(5)...............          115,000         $ 9.00        $ 1,035,000         $  314
-----------------------------------------------------------------------------------------------
Representative's Common
 Stock Purchase
 Warrants(6)............          115,000         $ .150            (8)              (8)
-----------------------------------------------------------------------------------------------
Representative's Common
 Stock issuable under
 Representative's Common
 Stock Purchase
 Warrant(7).............          115,000         $13.50        $ 1,552,500         $  471
-----------------------------------------------------------------------------------------------
TOTAL...................                                                            $7,320
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(2) Includes 150,000 Shares of Common Stock issuable pursuant to the Representative's over-allotment option.
(3) Includes 150,000 Warrants issuable pursuant to the Representative's over-allotment option.
(4) Represents shares of Common Stock issuable upon exercise of the Warrants registered hereby together with such additional indeterminate number of shares as may be issued upon exercise of such Warrants by reason of the anti-dilution provisions contained therein.
(5) Represents shares of Common Stock issuable upon exercise of the Representative's Warrant, together with such additional indeterminate number of shares of Common Stock as may be issued upon exercise of such Representative's Warrant by reason of the anti-dilution provisions contained therein.
(6) Represents Common Stock Purchase Warrants issuable upon exercise of the Representative's Warrant, together with such additional indeterminate number of Warrants as may be issued upon exercise of such Representative's Warrant.
(7) Represents shares of Common Stock issuable upon exercise of the Common Stock Purchase Warrants included within the Representative's Warrant, together with such additional indeterminate number of shares of Common Stock as may be issued upon exercise of such Warrants by reason of the anti-dilution provisions contained therein.
(8) Pursuant to Rule 416 of the Securities Act of 1933, no separate registration fee is required because the Common Stock underlying the
    Common Stock Purchase Warrants is being registered in the same registration statement.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED MARCH 10, 1997

                                     [LOGO]

                        1,000,000 SHARES OF COMMON STOCK

              1,000,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

                                  -----------

  NEI WebWorld, Inc. (the "Company") is offering 1,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), and 1,000,000 Redeemable Common Stock Purchase Warrants (the "Warrants"). The Common Stock and the Warrants (collectively, the "Securities") are being offered separately and not as units, and each are separately transferable. Prior to this Offering, there has been no public market for the Common Stock and the Warrants. It is estimated that the initial public offering price will be between $6.50 and $7.50 per share for the Common Stock (the "Share Offering Price") and $.125 per Warrant.

  Each Warrant entitles the holder to purchase one share of Common Stock at a
price of $    per share (150% of the Share Offering Price) during the five-year period commencing on the date of this Prospectus. The Warrants are redeemable by the Company for $.05 per Warrant on not less than 30 nor more than 60 days written notice if the closing price for the Common Stock for seven trading days during a 10 consecutive trading day period ending not more than 15 days prior
to the date that the notice of redemption is mailed equals or exceeds $    per
share (200% of the Share Offering Price), subject to adjustment under certain circumstances and provided there is then a current effective registration statement under the Securities Act of 1933, as amended (the "Act"), with respect to the issuance and sale of Common Stock upon the exercise of the Warrants. Any redemption of the Warrants during the one-year period commencing on the date of this Prospectus shall require the written consent of First London Securities Corporation, the representative of the Underwriters (the "Representative"). See "Description of Securities."

  Prior to this Offering, there has been no public market for the Common Stock or the Warrants. The initial public offering prices of the Common Stock and Warrants and the exercise price and other terms of the Warrants have been determined through negotiations between the Company and the Representative and are not related to the Company's assets, book value, financial condition or other recognized criteria of value. Although the Company has applied for the inclusion of the Common Stock and the Warrants on the Pacific Stock Exchange
under the symbols "   " and "   ," respectively, and on the Nasdaq SmallCap
Market under the symbols "    " and "   ", respectively, there can be no
assurance that an active trading market in the Company's securities will develop or be sustained.

                                  -----------
THESE  ARE  SPECULATIVE SECURITIES,  AN INVESTMENT  IN THE  SECURITIES  OFFERED
 HEREBY  INVOLVES A  HIGH DEGREE  OF RISK AND  IMMEDIATE SUBSTANTIAL  DILUTION
  FROM  THE  PUBLIC  OFFERING  PRICE  OF  THE  COMMON  STOCK  AND  SHOULD  BE
   CONSIDERED  ONLY BY INVESTORS  WHO CAN  AFFORD THE  LOSS OF THEIR  ENTIRE
    INVESTMENT. SEE "RISK FACTORS" ON PAGES 6-11 AND "DILUTION."

                                  -----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                           UNDERWRITING DISCOUNTS  PROCEEDS TO
                           PRICE TO PUBLIC  AND COMMISSIONS (1)   COMPANY (2)(3)
--------------------------------------------------------------------------------
Per Share.................      $                   $                  $
--------------------------------------------------------------------------------
Per Warrant...............      $                   $                  $
--------------------------------------------------------------------------------
Total(3)..................      $                   $                  $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                *See Footnotes on following Page

  The shares of Common Stock and the Warrants are offered by the Underwriters on a firm commitment basis, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for the
shares of Common Stock will be made on or about    , 1997.

                      FIRST LONDON SECURITIES CORPORATION

                  The date of this Prospectus is       , 1997

--------
(1) Does not include additional underwriting compensation to be received by the Representative in the form of (i) a non-accountable expense allowance equal to 2% of the gross proceeds of this Offering, of which $50,000 has been paid to date, and (ii) a warrant issued to the Representative (the "Representative's Warrant") to purchase 115,000 shares of Common Stock and 115,000 warrants exercisable for a five-year period commencing from the effective date of this Offering at an exercise price of 120% of the initial offering price of the Shares and Warrants (in each case subject to adjustment). In addition, the Company has granted to the Representative certain registration rights with respect to registration of the shares of Common Stock and the warrants underlying the Representative's Warrant (the "Underlying Warrants") and the shares of Common Stock issuable upon exercise of the Underlying Warrants. The Company has agreed to pay the Representative upon the exercise or redemption of the Warrants a fee equal to 5% of the gross proceeds received by the Company from the exercise of the Warrants and 5% of the aggregate redemption price for Warrants redeemed. The Company has agreed to indemnify the Underwriters against certain liabilities arising under the Act. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $525,000, including the Representative's non-accountable expense allowance.
(3) The Company has granted the Representative an option (the "Representative's Over-Allotment Option"), exercisable within 30 days from the date of this Prospectus, to purchase on the same terms as the Securities offered hereby up to 150,000 additional shares of Common Stock and up to 150,000 additional Warrants solely to cover over-allotments, if any. If the Representative's Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Commissions, and Proceeds to
    Company will be $   , $    and $   , respectively. See "Underwriting."

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 (the "Registration Statement"), pursuant to the Act with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. THE STATEMENTS CONTAINED IN THIS PROSPECTUS AS TO THE CONTENTS OF ANY CONTRACT OR OTHER DOCUMENT IDENTIFIED AS EXHIBITS IN THIS PROSPECTUS ARE NOT NECESSARILY COMPLETE, AND IN EACH INSTANCE, REFERENCE IS MADE TO A COPY OF SUCH CONTRACT OR DOCUMENT FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT, EACH STATEMENT BEING QUALIFIED IN ANY AND ALL RESPECTS BY SUCH REFERENCE. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and exhibits which may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549.

  Upon consummation of this Offering, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its New York Regional Office, Room 1300, 7 World Trade Center, New York, New York 10048; and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at prescribed rates. The Company's Registration Statement on Form SB-2 as well as any reports to be filed under the Exchange Act can also be obtained electronically after the Company has filed such documents with the Commission through a variety of databases, including among others, the Commission's Electronic Data Gathering, Analysis And Retrieval ("EDGAR") program, Knight-Ridder Information, Inc., Federal Filings/Dow Jones and Lexis/Nexis. Additionally, the Commission maintains a Website (at http://www.sec.gov) that contains such information regarding the Company.

  The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other reports as the Company deems appropriate or as may be required by law.

  Such requests may be directed to Barry B. Conrad, Chairman of the Board, c/o NEI WebWorld, Inc., 4647 Bronze Way, Dallas, Texas 75236, telephone number
(214) 330-7273.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE WARRANTS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and must be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) all information in this Prospectus assumes no exercise of the Warrants, the Representative's Over-Allotment Option and the Representative's Warrant; (ii) all share and per share data have been adjusted to give effect to a 3.33 for one stock split in March 1997; (iii) all information in this Prospectus has been adjusted to reflect the conversion of the outstanding shares of the Company's preferred stock into Common Stock upon the effective date of this Offering; and (iv) all information in this Prospectus assumes a public offering price of $7.00 per share of Common Stock and $.125 per Warrant. All references to the "Company" or "WebWorld" refer to NEI WebWorld, Inc.

                                  THE COMPANY

  WebWorld owns and operates a commercial printing facility and offers pre-press, printing and post-press services to mid- and large-sized customers in the Southwestern United States. Through its high production web presses, the Company offers a broad range of services, including printing magazines, catalogs, tabloids, inserts and mail wraps on a range of paper stocks. Through pre-press and post-press production services, the Company provides customers with services such as converting supplied data and information into printing plates and stapling, binding, sorting and folding printed materials for mass mailings. The Company primarily uses high production presses to print materials which are often mass produced and distributed; for example, the Company prints the weekly edition of The Dallas Morning News TV Magazine.

  WebWorld believes a large part of its success to date has resulted from its ability to make three strategic acquisitions which increased its printing capabilities, provided greater purchasing efficiencies and increased operating efficiencies through overhead reductions as a percentage of sales while expanding the scope of printing related services offered to its customers. In 1994, the Company acquired the business of Newspaper Enterprises, Inc., which primarily printed The Dallas Morning News TV Magazine. In 1994 the Company also acquired certain assets of Computer Language Research, Inc., including three half-web presses and certain post-production equipment. In September 1996, the Company purchased two full web presses from The Webworks Inc. ("Webworks"), a subsidiary of Morris Newspaper Corporation, which has enabled the Company to increase operating efficiencies by assigning presses to generally run specific types of paper stock. The three-month period ending December 31, 1996 was the first quarter to reflect the results of the increased customer growth including certain customers who previously did business with Webworks. During that quarter, revenues were $5.5 million compared to $3.8 million in the quarter ended September 30, 1996 for an increase of 45%.

  The Company plans to grow its business through the following expansion strategy:

  . Implement Integrated Commercial Web Press Facility. WebWorld believes that developing a series of high capacity, integrated web press facilities capable of servicing the needs of most mid-to-large size users of commercial printed materials will provide a sustainable, competitive advantage.

  . Strategic Acquisitions. The Company plans to target acquisitions of web printers which will diversify its customer base, business mix and geographical coverage. Acquisition targets would generally be required to have characteristics which would enable rapid consolidation and integration to existing operations and produce cost savings and overhead reductions.

  . Single-Source Service Provider. WebWorld intends to expand its pre-press and post-press capabilities to provide a one-stop service for many of its customers. The Company intends to purchase additional equipment to expand the Company's post-press production services such as high speed binding and stitching, ink jetting, in-line finishing and mailing. These value-added services often produce higher margins than printing alone and are in demand by high-volume users.

  . Develop Direct Marketing. In order to develop long-term relationships with a broad and diverse customer base, the Company is expanding its in-house marketing staff. The objective of this program is to produce a base of recurring printing jobs on a regularly scheduled basis and then seek higher margin value-added opportunities to utilize additional capacity. By expanding the in-house marketing efforts, the Company plans to decrease its historical pattern of using print brokers to fill excess capacity.

  The Company was incorporated in 1993 as a Texas corporation and currently has over 140 employees. The Company's offices are located at 4647 Bronze Way, Dallas, Texas 75236, and its telephone number is (214) 330-7273.

                                  THE OFFERING

Common Stock Offered....  1,000,000 Shares
Warrants Offered........  1,000,000 Warrants
Common Stock
 Outstanding:
  Before the Offering...  2,719,778 Shares
  After the Offering....  3,719,778 Shares
Warrants Outstanding:
  Before the Offering...  None
  After the Offering....  1,000,000
Estimated Net Proceeds..  $5.9 million(1)
Use of Proceeds.........  Repay outstanding indebtedness, fund equipment installation costs
                          and capital expenditures, and provide additional working
                          capital. See "Use of Proceeds."
Proposed Trading
 Symbols(2):
  Pacific Stock
   Exchange:
    Common Stock........
    Warrants............
  Nasdaq SmallCap
   Market:
    Common Stock........
    Warrants............
Risk Factors............  The Common Stock and the Warrants offered hereby are speculative and involve a high degree of risk. Investors
                          should carefully consider the risk factors enumerated
                          hereafter before investing in the Common Stock and the
                          Warrants. See "Risk Factors" and "Dilution."

--------
(1) After subtracting the underwriting discounts and commissions and estimated offering expenses payable by the Company, including a 2% non-accountable expense allowance to the Representative.
(2) Pacific Stock Exchange and the Nasdaq SmallCap Market symbols do not imply that an established public trading market will develop for any of these securities, or if developed, that any such market will be sustained. See "Risk Factors--Possible Applicability of Rules Relating to Low-Priced Stock; Possible Failure to Qualify for Pacific Stock Exchange or Nasdaq SmallCap Market Listing."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     YEAR ENDED MARCH     NINE MONTHS ENDED
                                            31,             DECEMBER 31,
                                     ------------------  --------------------
                                      1995      1996       1995       1996
                                     -------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Net sales........................... $12,006  $  14,286  $  11,039  $  12,820
Cost of sales.......................   9,776     12,240      9,416     10,611
                                     -------  ---------  ---------  ---------
Gross profit........................   2,230      2,046      1,623      2,209
Operating expenses..................   1,663      1,966      1,557      1,809
                                     -------  ---------  ---------  ---------
Operating income....................     567         80         66        400
Other income (expense)..............    (417)      (419)      (311)       (84)
                                     -------  ---------  ---------  ---------
Income (loss) before income tax
 expense and extraordinary item.....     150       (339)      (245)       316
Income tax (benefit) expense........      48        (29)       (22)       107
                                     -------  ---------  ---------  ---------
Income (loss) before extraordinary
 item...............................     102       (310)      (223)       209
Extraordinary item..................     --         --         --         (72)
                                     -------  ---------  ---------  ---------
Net income (loss)................... $   102  $    (310) $    (223) $     137
                                     =======  =========  =========  =========
Pro forma earnings per share:
 Income (loss) before extraordinary
  item..............................     --       (0.11)     (0.08)      0.08
 Net income (loss)..................     --       (0.11)     (0.08)      0.05
 Pro forma common shares
  outstanding.......................     --   2,719,778  2,719,778  2,719,778
OTHER DATA:
EBITDA(1)........................... $ 1,177  $     723  $     546  $     953
Net cash provided by (used for)
 operating activities...............     (73)        31       (150)       431
Net cash used for investing
 activities.........................    (151)      (245)      (198)      (158)
Net cash provided by (used for)
 financing activities...............    (154)       213        390       (273)
Depreciation and amortization.......     611        643        480        553

                                                          DECEMBER 31, 1996
                                                        ----------------------
                                                        ACTUAL  AS ADJUSTED(2)
                                                        ------  --------------
BALANCE SHEET DATA:
Working capital........................................ $ (960)    $ 3,675
Total assets...........................................  8,838      11,224
Long-term debt and capitalized lease obligations, less
 current portion.......................................  3,396       2,143
Shareholders' equity...................................    778       6,666

--------
(1) EBITDA represents operating income excluding interest, taxes, depreciation, amortization of goodwill and other intangible assets (as presented on the face of the income statement). EBITDA is not a substitute for net cash provided by operating activities or operating income in accordance with generally accepted accounting principles. EBITDA is presented because management believes that it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, maintain current operating levels of fixed assets and acquire additional operations and businesses. Accordingly, significant uses of EBITDA include, but are not limited to, interest and principal payments on long-term debt, including indebtedness under the Company's revolving credit agreement. Items excluded from EBITDA, such as interest, taxes, depreciation and amortization, are significant components of the Company's operations and should be considered in evaluating the Company's financial performance.
(2) The as adjusted summary balance sheet data has been prepared as if the Offering had occurred as of December 31, 1996 and reflects the issuance of the Securities offered by the Company hereby and the application by the Company of the net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  Prospective investors should carefully review the following risk factors together with the other information in this Prospectus in evaluating the Company and its business prior to purchasing the Common Stock and the Warrants offered by this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ from those discussed in the forward-looking statements as a result of factors, including those set forth below and elsewhere in the Prospectus.

NATURE OF COMMERCIAL PRINTING BUSINESS

  The Company's quarterly operating results have fluctuated as a result of a number of factors, including overall trends in the economy, acquisitions of new businesses and customer buying patterns. In addition, a fire at the Company's facility in March 1996 had a significant adverse impact on the Company's operations during the last quarter of fiscal 1996 and the first two quarters of fiscal 1997. A material component of the Company's operating costs is the price of paper, a commodity that has experienced significant price volatility in recent years. WebWorld anticipates that fluctuations in the price of paper will continue in the future. Increases in the cost of paper are typically an expense of the Company's customers; however, increased paper prices could decrease orders for printing services or the size of such orders.

  High production commercial printing facilities require significant capital expenditures. Although the Company has to date been able to acquire printing presses at prices less than their replacement costs, there is no assurance that it will continue to be able to do so. New presses offering comparable characteristics to those operated by the Company generally range in price from $6 to $12 million.

  The Company competes in the general commercial printing sector, which is characterized by individual orders from customers for specific printing projects rather than long-term contracts, with continued engagement for successive jobs dependent upon the customer's satisfaction with the services provided. As such, WebWorld is unable to predict the number, size and profitability of printing jobs in a given period. Consequently the timing of projects in any quarter could have a significant impact on financial results in that quarter. In addition, WebWorld has experienced some seasonality in its sales with the calendar fourth quarter being the highest sales period and with January and July being the lowest sales months. Quarterly results in the future may be influenced by these or other factors and, accordingly, there may be significant variations in the Company's quarterly operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON KEY CUSTOMERS

  WebWorld has an existing contract with The Dallas Morning News to print its TV Magazine. The contract was originally entered into by the Company's predecessor in 1978 and has been renewed for successive terms ranging from one to three years in duration. The current contract expires in January 1998. The Dallas Morning News represented approximately 55% of the Company's business in fiscal 1996; however, because of increased sales volume The Dallas Morning News accounted for approximately 36% of the Company's sales in the first nine months of fiscal 1997. Although the Company believes that its relations with its customers are good, the termination of The Dallas Morning News TV Magazine contract or loss of any other significant customer could have a material adverse effect on the results of operations, financial condition and cash flows of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Customers."

COMPETITION

  The commercial printing industry is extremely competitive and fragmented. The Company competes with numerous large and small printing companies, some of which have greater financial resources. The Company competes on the basis of ongoing customer service, quality of finished products and price. No assurance can be given that the Company will be able to compete effectively in the future. See "Business--Competition."

FACILITIES RELOCATION

  The Company's assets acquired from Webworks are located in a leased facility, and the related lease expires in September 1997. The Company has entered into a lease for a facility adjacent (but not attached) to the Company's existing operations. The lease is for a five-year term with an option to purchase the facility after six months from occupancy. The Company is relocating the former Webworks assets to its facilities prior to September 1997 and shifting certain of its administrative offices and pre-press and post-press services to the new leased facility. In connection with relocating the assets acquired from Webworks, the two printing presses acquired from Webworks will be dismantled in the former Webworks facility and reassembled in the Company's facilities. The Company estimates that each press will be out of operation for two to six months in connection with the relocation, and the Company plans to stagger the relocation of the presses so that one of the presses will be operating at all times. Although the Company does not anticipate the relocation of these presses to adversely impact its ability to service existing business, the reduction in the Company's operating capacity during the relocation may adversely impact the Company's ability to attract or service new business. In addition, there can be no assurance that the relocation will be timely completed, that the costs will not be in excess of the Company's estimates or that the operation of printing presses to be relocated will not be materially impaired as a result of the relocation. If unexpected problems occur with the printing presses or the relocation in general, the Company's operations and financial performance could be materially and adversely impacted.

INTEGRATION OF ACQUISITIONS

  A material element of WebWorld's growth strategy is to expand its existing business in the Dallas-Fort Worth metropolitan area and, in the future, in other geographic markets. This expansion may be made through internal growth or through strategic acquisitions. While the Company continuously evaluates opportunities to make strategic acquisitions, it has no present commitments or agreements with respect to any material acquisitions. There can be no assurance that the Company will be able to identify and acquire such companies or that it will be able to successfully integrate the operations of any companies it acquires. Further, any acquisition may initially have an adverse effect upon the Company's operating results while the acquired businesses are adopting the Company's management and operating practices. In addition, there can be no assurance that the Company will be able to establish, maintain or increase profitability of an entity once it has been acquired. Also, if WebWorld does not have sufficient cash resources for any acquisition, its growth could be limited. There can be no assurance that WebWorld will be able to obtain adequate financing for any acquisition, or that, if available, such financing will be on terms acceptable to WebWorld. The consent of the Company's primary lender will be required to be obtained in order to consummate such acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Business Strategy."

DEPENDENCE ON KEY PERSONNEL

  The Company's success is largely dependent on the skills, experience and performance of certain key members of its management, including particularly Richard J. Wiencek, the Company's Chief Executive Officer. The loss of the services of any of these key employees could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. The Company has entered into a three year employment contract with Mr. Wiencek. The Company's future success and plans for growth also depend on its ability to attract, train and retain skilled personnel in all areas of its business. See "Management."

GEOGRAPHIC CONCENTRATION AND ECONOMIC CONDITIONS

  The Company's operations are located in the Dallas-Fort Worth metroplex, and the majority of its customers are located in the Southwestern United States. The Company and its profitability may be susceptible to the effects of unfavorable or adverse local economic factors and conditions affecting these geographic regions.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

  WebWorld is subject to the environmental laws and regulations of the United States and Texas concerning emissions into the air, discharges into waterways and the generation, handling and disposal of waste materials. While the Company believes it is currently in substantial compliance with these laws and regulations, there can be no assurance that future changes in such laws and regulations will not have a material effect on the Company's operations. See "Business--Government Regulation and Environmental Matters."

TECHNOLOGICAL CHANGES

  Production technology in the printing industry has evolved and continues to evolve. The Company does not consider itself a technology leader and does not attempt to be a leader in this area. WebWorld invests in technology improvements after such improvements have been proven to be cost-effective. The Company is currently evaluating digital imaging technology, along with new finishing technology for inclusion in its service facility. WebWorld will continue to add technology as the needs occur.

  The printing industry has experienced significant changes due to technological changes. Because of advances in computer and related communication technologies, certain products that were once printed by commercial printers are now generated on computers through word processing or desktop publishing software. In addition, some information is now disseminated in a digital or electronic format rather than disseminated in a paper format and this trend could continue in the future.

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have outstanding 3,719,778 shares of Common Stock (3,869,778 shares if the Underwriter's over-allotment option is exercised in full). In addition, substantially all of the 2,719,778 shares previously issued by the Company would be eligible for resale 90 days after the Offering subject to the provisions of Rule 144 under the Securities Act; however, shareholders owning 2,633,197 shares and the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities exercisable for or convertible into Common Stock for a period of one year after the date of this Prospectus without the prior written consent of the Representative.

  No predictions can be made as to the effect, if any, that market sales of such shares will have on the market price of shares of Common Stock prevailing from time to time. However, sales of substantial amounts of Common Stock in the open market or the availability of such shares for sale following this Offering could adversely affect the market price for the Common Stock. See "Shares Eligible for Future Sale," "Description of Capital Stock" and "Principal Shareholders."

ARBITRARY OFFERING PRICE AND EXERCISE PRICE OF WARRANTS

  The public offering price of the Common Stock and the Warrants and the exercise price of the Warrants, as well as the exercise price of the warrants underlying the Representative's Warrant, have been determined solely by negotiations between the Company and the Representative. Among the factors considered in determining these prices were the Company's current financial condition and prospects, market prices of similar securities of comparable publicly traded companies, and the general condition of the securities market. However, the public offering price of the Common Stock and the Warrants and the exercise price of the Warrants and the warrants underlying Representative's Warrant do not necessarily bear any relationship to the Company's assets, book value, earnings or any other established criterion of value. See"Underwriting."

NECESSITY TO MAINTAIN CURRENT PROSPECTUS AND REGISTRATION STATEMENT

  The Company must maintain an effective registration statement on file with the Commission before any Warrant may be redeemed or exercised. It is possible that the Company may be unable to cause a registration statement covering the Common Stock underlying the Warrants to be effective. It is also possible that the

Warrants could be acquired by persons residing in states where the Company is unable to qualify the Common Stock underlying the Warrants for sale. In either event, the Warrants may expire, unexercised, which would result in the holders losing all the value of the Warrants.

STATE BLUE SKY REGISTRATION REQUIRED TO EXERCISE WARRANTS

  Holders of the Warrants have the right to exercise the Warrants only if the underlying shares of Common Stock are qualified, registered or exempt from registration under applicable securities laws of the states in which the various holders of the Warrants reside. The Company cannot issue shares of Common Stock to holders of the Warrants in states where such shares are not qualified, registered or exempt. The Company has undertaken, however, to qualify the Warrants for listing on the Pacific Stock Exchange which provides for blue sky registration in over 20 states. See "Description of Securities-- Warrants."

REDEEMABLE WARRANTS AND IMPACT ON INVESTORS

  The Warrants are subject to redemption by the Company in certain circumstances. The Company's exercise of this right would force a holder of the Warrants to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holder to do so, to sell the Warrants at the then current market price when the holder might otherwise wish to hold the Warrants for possible additional appreciation, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants in the event of a call for redemption. Holders who do not exercise their Warrants prior to redemption by the Company will forfeit their right to purchase the shares of Common Stock underlying the Warrants. The foregoing notwithstanding, the Company may not redeem the Warrants at any time that a current registration statement under the Act is not then in effect. See "Description of Securities--Warrants."

REPRESENTATIVE'S POTENTIAL INFLUENCE ON THE MARKET

  It is anticipated that a significant amount of the Common Stock and the Warrants will be sold to customers of the Representative. Although the Representative has advised the Company that it intends to make a market in the Common Stock and the Warrants, it will have no legal obligation to do so. The prices and the liquidity of the Common Stock and the Warrants may be significantly affected by the degree, if any, of the Representative's participation in the market. No assurance can be given that any market making activities of the Representative, if commenced, will be continued. See "Underwriting."

POSSIBLE APPLICABILITY OF RULES RELATING TO LOW-PRICED STOCKS; POSSIBLE FAILURE TO QUALIFY FOR PACIFIC STOCK EXCHANGE OR NASDAQ SMALLCAP MARKET LISTING

  The Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. While the price at which the shares of Common Stock offered to the public pursuant to this Offering will be in excess of $5.00, the Warrants offered hereby will initially be "penny stocks" and become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock and the Warrants are listed on the Pacific Stock Exchange. There can be no assurance that the Company will be able to satisfy the listing criteria of the Pacific Stock Exchange or that the Common Stock or the Warrants will trade for $5.00 or more per security after the Offering. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Company's securities and may affect the ability of purchasers in this Offering to sell the Company's securities in a secondary market.

  Although the Company has applied for listing of the Common Stock and the Warrants on the Pacific Stock Exchange and the Nasdaq SmallCap Market, there can be no assurance that such application will be approved or that a trading market for the Common Stock and the Warrants will develop or, if developed, will be sustained. Furthermore, there can be no assurance that the securities purchased by the public hereunder may be resold at their original offering price or at any other price. If the Common Stock and the Warrants are not approved for listing on the Pacific Stock Exchange or the Nasdaq SmallCap Market, the Company intends to apply for listing of the Common Stock and the Warrants on the Boston Stock Exchange; however, there can be no assurance that such application would be accepted.

  In order to qualify for initial listing on the Pacific Stock Exchange, a company must, among other things, have at least $2,000,000 in total assets, $100,000 of after-tax income, $1.5 million "public float," and a minimum bid price for its securities of $3.00 per share. For continued listing on the Pacific Stock Exchange, a company must maintain a $1.0 million market value of the public float and $2.0 million in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid of $3.00 per share. The failure to meet these maintenance criteria in the future may result in the discontinuance of the listing of the Common Stock and Warrants on the Pacific Stock Exchange.

  In order to qualify for initial listing on the Nasdaq SmallCap Market, a company must, among other things, have at least $4,000,000 in total assets, $2.0 million of total capital and surplus, $1.0 million "public float," and a minimum bid price for its securities of $3.00 per share. For continued listing on the Nasdaq SmallCap Market, a company must maintain a $200,000 market value of the public float, $2.0 million in total assets and $1.0 million in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid of $1.00 per share. The failure to meet these maintenance criteria in the future may result in the discontinuance of the listing of the Common Stock and Warrants on the Nasdaq SmallCap Market.

  If the Company is or becomes unable to meet the listing criteria (either initially or on a continued basis) of the Pacific Stock Exchange or the Nasdaq SmallCap Market and is never traded or becomes delisted therefrom, trading, if any, in the Common Stock and the Warrants would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or, if then available, "Electronic Bulletin Board" administered by the National Association of Securities Dealers, Inc. (the "NASD"). In such an event, the market price of the Common Stock and the Warrants may be adversely impacted. As a result, an investor may find it difficult to dispose of or to obtain accurate quotations as to the market value of the Common Stock and the Warrants.

EXERCISE OF REPRESENTATIVE'S PURCHASE WARRANTS

  In connection with this Offering, the Company will sell to the Representative, for nominal consideration, a Representative's Warrant to purchase 115,000 shares of Common Stock and 115,000 Warrants from the Company. The Representative's Warrant will be exercisable for a five-year period commencing from the effective date of this Offering at an exercise price of 120% of the price at which the Common Stock and Warrants are sold to the public, subject to adjustment. The Representative's Warrant may have certain dilutive effects because the holders thereof will be given the opportunity to profit from a rise in the market price of the underlying shares with a resulting dilution in the interest of the Company's other shareholders. The terms on which the Company could obtain additional capital during the life of the Representative's Warrant may be adversely affected because the holders of the Representative's Warrant might be expected to exercise them at a time when the Company would otherwise be able to obtain comparable additional capital in a new offering of securities at a price per share greater than the exercise price of the Representative's Warrant.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF SECURITIES PRICES

  Prior to this Offering, there has been no public market for the Common Stock or the Warrants. Although the Company has applied to list the Common Stock and the Warrants on the Pacific Stock Exchange and the Nasdaq SmallCap Market, there can be no assurance that a regular trading market will develop (or be sustained, if developed) for the Common Stock or the Warrants upon completion of this Offering, or that purchasers will be able to resell their Common Stock or Warrants or otherwise liquidate their investment without considerable delay, if at all. Recent history relating to the market prices of newly public companies indicates that, from time to time, there may be significant volatility in their market price. There can be no assurance that the market price of the Common Stock or the Warrants will not be volatile as a result of a number of factors, including the Company's financial results or various matters affecting the stock market generally.

FORWARD-LOOKING STATEMENTS

  This Prospectus includes "forward looking statements" within the meaning of
Section 27A of the Act, and Section 21E of the Exchange Act. The actual results of the Company may differ significantly from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the factors discussed in this "Risk Factors" section. The safe harbors contained in Section 27A of the Act and Section 21E of the Act, which apply to certain forward-looking statements, are not applicable to this Offering.

NO DIVIDENDS

  The Company has not declared or paid any cash dividends on its Common Stock since its inception. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any dividends in the foreseeable future. In addition, the Company's credit agreement prohibits the payment of dividends. See "Dividend Policy" and Note 7 of "Notes to Financial Statements."

CONTROL BY PRINCIPAL SHAREHOLDERS

  Upon completion of this Offering, the directors and executive officers will own approximately 71% of the outstanding Common Stock of the Company. As a result, these shareholders will be able to control the management and policies of the Company through the ability to determine the outcome of elections for the Company's Board of Directors and other matters requiring the vote or consent of shareholders of the Company. See "Principal Shareholders."

PREFERRED STOCK AUTHORIZED

  The Company's Articles of Incorporation authorizes the issuance of 2,000,000 shares of preferred stock, the rights, preferences and privileges of which are to be determined by the Company's Board of Directors. Although the Company has no intention at the present to issue any preferred stock, the Company may in the future issue and sell preferred stock, which will likely have dividend, distribution and liquidation preferences senior to common shareholders and voting rights which may dilute the common shareholder voting rights. See "Description of Capital Stock--Preferred Stock."

DILUTION

  Purchasers of shares of Common Stock will suffer an immediate, substantial dilution of approximately 76% in the net tangible book value of their shares of Common Stock since the purchase price of the shares of Common Stock substantially exceeds the current tangible book value per share of Common Stock. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of 1,000,000 shares of Common Stock and 1,000,000 Warrants offered hereby are estimated to be approximately $5.9 million ($6.8 million if the Representative's Over-Allotment Option is exercised in full) assuming an initial public offering price of $7.00 per share for the Common Stock and $.125 per Warrant and after deducting the estimated underwriting discounts and offering expenses and a non-accountable expense allowance payable to the Representative equal to 2% of such gross proceeds.

  The following reflects the application of the estimated net proceeds by the
Company:

                                                                    PERCENT OF
                          USE                        DOLLAR AMOUNT NET PROCEEDS
                          ---                        ------------- ------------
   Reduce outstanding balance on revolving credit
    line with Congress Financial Corporation
    (Southwest).....................................  $1,462,000       24.8%
   Repay mortgage term note to Congress Financial
    Corporation (Southwest).........................     750,000       12.7
   Repay term note to The Webworks, Inc.............     510,000        8.7
   Repay term note to Robert L. Jensen..............     200,000        3.4
   Equipment installation and restoration costs.....     750,000       12.7
   Working capital and capital expenditures.........   2,216,000       37.7
                                                      ----------      -----
                                                      $5,888,000      100.0%

  At December 31, 1996, the Company's outstanding balance under the revolving credit note issued to Congress Financial Corporation (Southwest) ("Congress") was $1.46 million. The advances under this note have been used by the Company to provide working capital. The outstanding indebtedness under this note bears interest at a rate equal to Core States Bank prime rate plus 1.25% and is repayable on December 31, 1998. The Company's outstanding indebtedness under the Congress mortgage term loan bears interest at prime rate plus 1.5% per annum and matures on December 31, 1998.

  On December 31, 1996, the Company had outstanding indebtedness to The Webworks, Inc. of $510,000. This indebtedness bears interest at 12% per annum and is repayable in installments of $100,000 on September 12, 1997 and September 12, 1998 and $310,000 on September 12, 1999.

  The Company's note to Robert L. Jensen (seller of Newspaper Enterprises, Inc.) bears interest at a rate of 8% per annum and matures on February 28, 1999. This note is not secured and is subordinated to all of the Company's indebtedness to senior lenders.

  The Company will utilize an estimated $580,000 of the net proceeds for the relocation and installation of the assets acquired from Webworks to the Company's facilities and an additional $170,000 for related capital improvements. See "Business--Facilities and Capabilities."

  The balance of the net proceeds will be used for general working capital purposes and capital expenditures, including possible acquisitions of additional printing operations. The Company does not have any present agreements or understandings regarding any such acquisitions. The Company plans to make capital purchases of approximately $2.0 million after completion of the relocation of certain of its assets to its facilities to increase its pre-press and post-press capabilities, including $300,000 to increase the capacity and performance of an existing press. A portion of the net proceeds will be used for such purposes.

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends on its Common Stock since its inception. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any dividends in the foreseeable future. In addition, the Company's credit agreement with Congress prohibits the payment of dividends. See Note 7 to "Notes to Consolidated Financial Statements."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) as of December 31, 1996, and (ii) as adjusted to reflect the sale by the Company of 1,000,000 shares of Common Stock and 1,000,000 Warrants offered hereby at an assumed initial public offering price of $7.00 per share of Common Stock and $.125 per Warrant (after deduction of the underwriting discount and estimated offering expenses) and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                                           DECEMBER 31, 1996
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(1)
                                                         ------  --------------
Current portion of long-term debt....................... $  664      $  457
                                                         ======      ======
Long-term debt, less current portion.................... $3,396      $2,143
Shareholders' equity:
  Preferred stock: 2,000,000 shares of $1 par value
   authorized, no shares issued and outstanding.........    -0-         -0-
  Common stock: 20,000,000 shares of $.01 par value
   authorized, 2,719,778 shares issued and outstanding
   (actual) and 3,719,778 shares issued and outstanding
   (as adjusted)........................................     27          37
  Common stock purchase warrants........................    -0-         113
  Additional paid-in capital............................  1,034       6,799
  Accumulated deficit...................................   (158)       (158)
  Notes receivable--shareholders........................   (125)       (125)
                                                         ------      ------
Total shareholders' equity..............................    778       6,666
                                                         ------      ------
  Total capitalization.................................. $4,174      $8,809
                                                         ======      ======

--------
(1) Excludes the issuance of (i) 1,000,000 shares of Common Stock upon exercise of the Warrants; (ii) up to 300,000 shares of Common Stock issuable pursuant to the Representative's Over-Allotment Option or that underlie the Warrants contained therein; (iii) up to 230,000 shares issuable pursuant to the Representative's Warrant or that underlie the Warrants contained therein; and (iv) 350,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, of which no shares of Common Stock are currently subject to outstanding options. See "Underwriting," "Management--Stock Option Plan," and "Description of Securities."

                                   DILUTION

  The net tangible book value of the Common Stock at December 31, 1996 was $238,000 or $.09 per share. "Net tangible book value per share" represents the amount of total tangible assets less total liabilities, divided by the number of total shares of Common Stock outstanding. After giving effect to the sale of the 1,000,000 shares of Common Stock at an assumed initial public offering price of $7.00 per share and $.125 per Warrant, and the initial application of the estimated net proceeds therefrom, pro forma net tangible book value of the Company at December 31, 1996, would have been $6,125,000 or $1.65 per share, representing an immediate increase in net tangible book value of $1.56 per share to existing shareholders and an immediate dilution of $5.35 per share (or approximately 76% dilution) to purchasers of shares of Common Stock in this Offering as illustrated in the following table:

   Assumed initial public offering price per share................       $7.00
     Net tangible book value per share before this Offering....... $ .09
     Increase in value per share attributable to new investors....  1.56
   Pro forma net tangible book value per share after this
    Offering......................................................        1.65
   Dilution per share to new investors............................       $5.35
   Percent of dilution to new investors...........................          76%

  The following table sets forth as of December 31, 1996, (i) the number of shares of Common Stock purchased from the Company by the existing shareholders, the total consideration paid and the average price per share paid for such shares by the existing shareholders and (ii) the number of shares of Common Stock to be sold by the Company in this Offering, the total consideration to be paid and the average price per share.

                                   SHARES             TOTAL
                                PURCHASED(1)      CONSIDERATION
                              ----------------- ------------------ AVERAGE PRICE
                               NUMBER   PERCENT   AMOUNT   PERCENT   PER SHARE
                              --------- ------- ---------- ------- -------------
Existing shareholders........ 2,719,778   73.1% $1,148,500   14.1%     $ .42
New investors................ 1,000,000   26.9%  7,000,000   85.9%     $7.00
                              ---------  -----  ----------  -----
  Total...................... 3,719,778  100.0% $8,148,500  100.0%
                              =========  =====  ==========  =====

--------
(1) Excludes the issuance of (i) 1,000,000 shares of Common Stock upon exercise of the Warrants; (ii) up to 300,000 shares of Common Stock issuable pursuant to the Representative's Over-Allotment Option or that underlie the Warrants contained therein; (iii) up to 230,000 shares issuable pursuant to the Representative's Warrant or that underlie the Warrants contained therein; and (iv) 350,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, of which no shares of Common Stock are currently subject to outstanding options. See "Underwriting," "Management--Stock Option Plan," and "Description of Securities."

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The data for the years ended March 31, 1995 and 1996 are derived from the audited financial statements included elsewhere in this Prospectus. The data for the nine months ended December 31, 1995 and 1996 are derived from unaudited financial statements that are included elsewhere in this Prospectus and that include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended December 31, 1996 are not necessarily indicative of future results.

                                     YEAR ENDED MARCH     NINE MONTHS ENDED
                                            31,             DECEMBER 31,
                                     ------------------  --------------------
                                      1995      1996       1995       1996
                                     -------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Net sales........................... $12,006  $  14,286  $  11,039  $  12,820
Cost of sales.......................   9,776     12,240      9,416     10,611
                                     -------  ---------  ---------  ---------
Gross profit........................   2,230      2,046      1,623      2,209
Operating expenses..................   1,663      1,966      1,557      1,809
                                     -------  ---------  ---------  ---------
Operating income....................     567         80         66        400
Other income (expense)..............    (417)      (419)      (311)      ( 84)
                                     -------  ---------  ---------  ---------
Income (loss) before income tax
 expense and extraordinary item.....     150       (339)      (245)       316
Income tax (benefit) expense........      48        (29)       (22)       107
                                     -------  ---------  ---------  ---------
Income (loss) before extraordinary
 item...............................     102       (310)      (223)       209
Extraordinary item..................     --         --         --         (72)
                                     -------  ---------  ---------  ---------
Net income (loss)................... $   102  $    (310) $    (223) $     137
                                     =======  =========  =========  =========
Pro forma earnings per share:
 Income (loss) before extraordinary
  item..............................     --       (0.11)     (0.08)      0.08
 Net income (loss)..................     --       (0.11)     (0.08)      0.05
 Pro forma common shares
  outstanding.......................     --   2,719,778  2,719,778  2,719,778
OTHER DATA:
EBITDA(1)........................... $ 1,177  $     723  $     546  $     953
Net cash provided by (used for)
 operating activities...............     (73)        31       (150)       431
Net cash used for investing
 activities.........................    (151)      (245)      (198)      (158)
Net cash provided by (used for)
 financing activities...............    (154)       213        390       (273)
Depreciation and amortization.......     611        643        480        553

                                                          DECEMBER 31, 1996
                                                        ----------------------
                                                        ACTUAL  AS ADJUSTED(2)
                                                        ------  --------------
BALANCE SHEET DATA:
Working capital........................................ $ (960)    $ 3,675
Total assets...........................................  8,838      11,224
Long-term debt and capitalized lease obligations, less
 current portion.......................................  3,396       2,143
Shareholders' equity...................................    778       6,666

--------
(1) EBITDA represents operating income excluding interest, taxes, depreciation, amortization of goodwill and other intangible assets (as presented on the face of the income statement). EBITDA is not a substitute for net cash provided by operating activities or operating income in accordance with generally accepted accounting principles. EBITDA is presented because management believes that it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, maintain current operating levels of fixed assets and acquire additional operations and businesses. Accordingly, significant uses of EBITDA include, but are not limited to, interest and principal payments on long-term debt, including indebtedness under the Company's credit agreement and capital expenditures. Items excluded from EBITDA, such as interest, taxes, depreciation and amortization, are significant components of the Company's operations and should be considered in evaluating the Company's financial performance.
(2) The as adjusted summary balance sheet data has been prepared as if the Offering had occurred as of December 31, 1996 and reflects the issuance of the Securities offered by the Company hereby and the application by the Company of the net proceeds therefrom. See "Use of Proceeds."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the information contained in the financial statements, including the notes thereto, and the other financial information appearing elsewhere in this Prospectus.

GENERAL

  WebWorld is a high-volume commercial printer specializing in the printing of multi-color freestanding magazines, catalogs, tabloids, inserts and mail wraps. Historically, the Company has concentrated on the newsprint magazine sector of the printing industry. Contracts with local newspapers for the printing of weekly television guides accounted for 72% and 61% of the gross sales for the fiscal years ended March 31, 1995 and 1996, respectively, and 37% of gross sales for the nine months ended December 31, 1996.

  In March 1996, the Company experienced a fire that adversely affected its operations for approximately six months. In September 1996, the Company purchased certain assets of Webworks, which will allow it to expand more rapidly into the coated paper segment of the commercial printing market. The Company expects to realize significant economies of scale through combined plant operations, information systems and accounting functions and through increased operation of under-utilized equipment. The asset acquisition will also expand the Company's post-press production services such as stapling, binding, sorting and folding printed materials for mass mailings.

  The existing contract for production and sale of the weekly The Dallas Morning News TV Magazine expires January 1998. Other than this annual contract, the Company has no significant long-term printing contracts. Most sales come from individual orders for specific printing projects. Customer satisfaction with the quality, pricing and delivery of each job is required for continued engagement.

  Paper is the largest cost component of the Company's sales. The price of paper is volatile and may cause significant fluctuations in sales and cost of sales. Paper prices, specifically newsprint prices, increased consistently through the Company's fiscal year ended March 31, 1995 to a peak in July and August 1995. Prices since that time have fallen as paper mill production has increased. The Company generally is able to pass paper cost increases to its customers and conversely paper cost decreases. There can be no assurance that future price increases can be passed through to customers.

 Results of Operations

  The following table sets forth certain percentage relationships based on the Company's statements of operations for the periods indicated:

                                                                 NINE MONTHS
                                                   YEAR ENDED       ENDED
                                                    MARCH 31     DECEMBER 31
                                                   PERCENT OF    PERCENT OF
                                                    NET SALES     NET SALES
                                                   ------------  ------------
                                                   1995   1996   1995   1996
                                                   -----  -----  -----  -----
Sales............................................. 100.0% 100.0% 100.0% 100.0%
Cost of sales.....................................  81.4   85.7   85.3   82.8
Gross profit......................................  18.6   14.3   14.7   17.2
Selling, general and administrative expenses......   7.6    8.2    8.4    8.7
Depreciation and amortization.....................   5.1    4.5    4.3    4.3
Management and consulting fees....................   1.2    1.1    1.4    1.1
Operating income..................................   4.7    0.6    0.6    3.1
Interest expense (net)............................   3.5    3.1    3.0    2.9
Other income......................................   0.0    0.2    0.2    2.3
Income (loss) before income taxes and
 extraordinary item...............................   1.2   (2.4)  (2.2)   2.5
Income taxes......................................   0.4   (0.2)  (0.2)   0.8
Income (loss) before extraordinary item...........   0.8   (2.2)  (2.0)   1.6

 Nine Months Ended December 31, 1996 Compared to Nine Months ended December 31, 1995:

  Sales increased 16.1% from $11 million for the nine months ended December 31, 1995 to $12.8 million for the nine months ended December 31, 1996. Sales increased primarily due to increases in sales of coated paper product services primarily in the last three months of the current period. Sales of newsprint items increased marginally despite a material increase in total units produced due primarily to sales price reductions resulting from a decrease in newsprint prices of 25% beginning in August 1995 and continuing through December 1996. Paper costs as a percent of gross sales at the Company went from a high of 62% in July 1995 to 46.2% for the month of December 1996. Newsprint paper costs are generally passed through at cost to the Company's major customers.

  Gross profit increased 36% and $585,000 from $1.6 million and 15% of sales for the nine months ended December 31, 1995 to $2.2 million and 17% of sales for the nine months ended December 31, 1996. The gross profit as a percent of sales increase is due to the higher margins associated with coated paper products and due to lower newsprint paper prices in the current year. Material costs decreased 7% as a percent of sales during the nine months ended December 31,1996 as compared to the nine months ended December 31, 1995. The cost decrease was due to the net reduction in newsprint prices during the period and a $400,000 job completed in November 1996 in which the customer supplied the paper, which at an average paper cost of 46% had a .9% effect on the gross profit margin. The decrease in material costs as a percent of sales was partially mitigated by an increase of 4% in labor costs as a percent of sales during the same period. The labor cost increase was due to the newsprint paper cost reductions and the resultant gross sales decrease applied to a constant labor cost on a units-produced basis and increased overtime during the last three months of 1996 resulting primarily from a large, non-recurring job.

  Selling, general and administrative expenses increased as a percent of sales from 8.4% for the nine months ended December 31, 1995 to 8.7% for the nine months ended December 31, 1996 due primarily to the temporary maintenance of separate plant and administrative facilities in conjunction with the purchase of the Webworks' assets and the short-term lease of its facility.

  Operating income totaled $66,000 and $400,000 for the nine months ended December 31, 1995 and 1996, respectively. The operating income increase is due to the increased sales and gross profit resulting from increased sales in higher margin coated paper and decreased newsprint paper prices mitigated by the temporary increase in selling, general and administrative expenses.

  Interest expense increased 12% from $335,000 for the nine months ended December 31, 1995 to $375,000 for the nine months ended December 31, 1996, due to an increase in the average debt balance in the revolving line of credit and an increase in the average interest rate paid on term debt caused by additional subordinated debt incurred in conjunction with the acquisition of the Webworks assets.

  Operations for the nine months ended December 31, 1996 included a gain of $271,265 relating to the insurance settlement for the Company's claim arising from the March 1996 fire at its facilities and an extraordinary loss, net of income tax benefit, of $72,500 relating to the early retirement of debt.

 Fiscal Year Ended March 31, 1996 Compared to Fiscal Year ended March 31,
1995:

  Sales increased 19% from $12.0 million for fiscal year 1995 to $14.3 million for fiscal year 1996 due to increased sales levels. Sales to The Dallas Morning News increased 15% from $6.7 million to $7.7 million for fiscal year 1995 and fiscal year 1996, respectively. Sales to other customers increased 25% and $1.3 million during the same period. The increase was due to an increase in sales and marketing efforts and to higher pass-through paper prices.

  Gross profit decreased 8% from $2.2 million for fiscal year 1995 to $2.05 million for the year ended March 31, 1996. Gross profit decreased as a percent of sales from 18.6% for fiscal year 1995 to 14.3% for fiscal 1996 due to increases in paper prices and labor. Material costs, including paper, ink, plates and supplies increased as a percent of sales from 61.3% for fiscal year 1995 to 65% for fiscal year 1996 due to an increase in the average cost of paper, primarily newsprint, in fiscal year 1996 as compared to fiscal year 1995. Labor costs as a percent of sales increased from 14.7% for fiscal year 1995 to 15.1% for fiscal year 1996 due to increased overtime hours worked.

  Selling, general and administrative costs increased as a percent of sales from 7.6% for fiscal year 1995 to 8.2% for fiscal year 1996 due primarily to an increase in the sales and marketing and executive staff. Executive and support salaries as a percent of sales increased .3% during fiscal year 1996 as compared to fiscal year 1995.

  Based on the above factors, operating income decreased 86% from $567,000 for fiscal year 1995 to $80,000 for fiscal year 1996.

  Interest expense increased 6% from $421,000 for fiscal year 1995 to $445,000 for fiscal year 1996, primarily due to a higher average loan balance outstanding for fiscal year 1996 as compared to the average loan balance outstanding for fiscal year 1995. Principal payments made on term debt during fiscal year 1996 of $637,000 were mitigated by a net increase of $850,000 on the revolving line of credit and equipment-backed term debt.

 Liquidity and Capital Resources

  The Company has historically met its liquidity and capital investment requirements through internally generated funds and external financing. Operating income plus depreciation and amortization was $1,177,000 and $723,000 for the fiscal years 1995 and 1996, respectively, and $546,000 and $953,000 for the nine months ended December 31, 1995 and 1996, respectively. Working capital was $142,000 on March 31, 1996 and ($960,000) at December 31, 1996. The negative working capital balance at December 31, 1996 is due primarily to the refinancing of the Company's debt on December 31, 1996 and the recognition of an accrual for equipment installation costs.

  Congress has provided the Company revolving credit, equipment, real estate and future capital expenditure financing facilities totaling $9.0 million, of which $4.7 million was drawn at December 31, 1996. An additional $2.3 million was available on such date under such revolving credit facility, and an additional $2.0 million was available through the capital expenditure facility. See "Use of Proceeds" with respect to the terms of the revolving credit facility. The capital expenditure facility's term runs concurrently with the term of the revolving credit facility and provides financing for up to 85% of the value of the equipment purchased. These borrowings would be payable over five years or by the termination of the facilities. The indebtedness to Congress is secured by a lien on all of the Company's assets, including a mortgage on the Company's printing facility.

  Financing activities during the nine months ended December 31, 1996 related primarily to the December 1996 refinancing of the indebtedness incurred in the September 1996 Webworks asset acquisition, as well as replacing the Company's revolving credit line and retiring subordinated debt.

  Investment activities included capital expenditures of $193,000 and $266,000 for fiscal years 1995 and 1996, respectively, and a $2.02 million increase in gross fixed assets for the nine months ended December 31, 1996, including $1.59 million in assets purchased from Webworks and $396,000 in expenditures to replace equipment and repair building damage related to the March 1996 fire. The remaining capital expenditures reflect normal and customary costs associated with the continued operation and upgrading of existing machines.

  The Company plans to make capital purchases of approximately $2.0 million after completion of the relocation of certain of its assets to a new facility to increase its pre-press and post-press capabilities, including $300,000 to increase the capacity and performance of an existing press.

  The Company has also executed an agreement to lease, with an option to purchase, a facility adjacent to its existing building to accommodate the Company's expansion for the acquisition of the Webworks assets and additional post-press equipment. The purchase price (if the purchase option is exercised) and the cost of upgrading leasehold improvements should approximate $1.7 million and $250,000, respectively. Capital expenditures, the building purchase and improvements and additional asset acquisitions are expected to be financed through internally generated funds, the proceeds from this Offering and funds available under the Congress revolving credit facility.

                                   BUSINESS

  WebWorld owns and operates a commercial printing facility and offers pre-press, printing and post-press services to mid- and large-sized customers in the Southwestern United States. Through its high production web presses the Company offers a broad range of services, including printing magazines, catalogs, tabloids, inserts and mail wraps on a range of paper stocks. Through pre-press and post-press production services, the Company provides customers with services such as converting supplied data and information into printing plates and stapling, binding, sorting and folding printed materials for mass mailings. The Company primarily uses high production web presses to print materials which are often mass produced and distributed; for example, the Company prints the weekly edition of The Dallas Morning News TV Magazine. WebWorld believes a large part of its success to date has resulted from its ability to make three strategic acquisitions which increased its printing capabilities, provided greater purchasing efficiencies and increased operating efficiencies through overhead reductions as a percentage of sales while expanding the scope of printing related services offered to its customers.

BUSINESS STRATEGY

  The Company has increased shareholder value by making strategic acquisitions and quickly integrating operations to produce efficiencies in materials, labor and overhead. These actions have enabled the Company to provide the customer service and attention to detail of a small printer with the diverse capability and economic advantage of a large printer.

  The Company plans to grow its business through the following expansion strategy:

  . Implement Integrated Commercial Web Press Facility. With the acquisition of the presses from Webworks and the planned relocation of these presses to the Company's facilities, the Company will have nine presses, five of which are high production web presses, in a centralized location. This critical mass of printing capability enables the Company to print a variety of commercial, high volume materials and to dedicate presses to the type of paper stock, reducing clean-up time and achieving a higher press utilization rate. In addition to expanded production capabilities, a concentration of high production presses in one location as compared to presses scattered among several locations allows the Company to minimize delivery and transportation costs and to achieve other operational efficiencies. The Company intends to increase its pre-press and post-press production services to appeal to a diversified customer base. The Company believes that developing a series of high capacity, integrated web press facilities capable of servicing the needs of most mid-to-large size users of commercial printed materials will provide a sustainable, competitive advantage.

  . Strategic Acquisitions. The commercial printing industry is highly fragmented and continues to undergo consolidation at all levels to meet changing customer demands. The Company plans to target acquisitions of web printers which will diversify its customer base, business mix and geographical coverage. Acquisition targets would be required to have characteristics which would enable rapid consolidation and integration into existing operations and produce cost savings and overhead reductions.

  . Single-Source Service Provider. WebWorld intends to expand its pre-press and post-press capabilities to provide a one-stop service for many of its customers. The Company intends to purchase additional equipment to expand the Company's pre-press and post production services such as high speed binding and stitching, ink jetting, in-line finishing and mailing. These value-added services often produce higher margins than printing alone and are in demand by high-volume users.

  . Develop Direct Marketing. In order to develop its long-term relationships with a broad and diverse customer base, WebWorld is expanding its in-house marketing staff. The objective of this program is to produce a base of recurring printing jobs on a regularly scheduled basis and then seek higher margin value-added opportunities to utilize additional capacity. By expanding the in-house marketing efforts, the Company plans to decrease its historical pattern of using print brokers to fill excess capacity.

INDUSTRY BACKGROUND

  The commercial printing industry is one of the largest and most fragmented manufacturing industries in the United States, with total 1995 sales estimated at $124 billion by Printing Industries of America, Inc. ("PIA"), a national trade organization. PIA has estimated that there were approximately 25,174 commercial printing companies in the nation in 1995. Of these, approximately 13% (or 3,262) had over 20 employees. The printing services market includes general commercial printing, financial printing, printing and publishing of books, printing and publishing of newspapers and periodicals, quick printing, and production of business forms and greeting cards. Within the printing services market, the Company serves a portion of the general commercial printing sector, which had total U.S. sales of approximately $40 billion in 1995, based on PIA sources.

OPERATIONS

  There are a number of different printing processes, each with its own distinguishing qualities and appearance characteristics. Short to medium run-length commercial work generally is printed on sheet-fed presses, while long-run commercial printing projects typically are printed on web presses in which the paper is fed through the press from a large roll. The ink on printed materials may be air-dried, which is generally a lower cost method but creates a product that can be easily smeared, such as newsprint. Alternatively, ink can be dried in a heatset process which uses ovens to create a brighter, more durable finish. Over 90% of the Company's press capabilities are heatset. Paper varies by type and appearance, including newsprint, coated stock, off-set and hi-brite. Coated stock is associated with a glossier, brighter finish such as for magazines and some catalogues while newsprint is used for newspapers and other mass-produced products.

  The Company was incorporated in 1993 and acquired in 1994 the business of Newspaper Enterprises, Inc., which primarily printed The Dallas Morning News TV Magazine. Also in 1994, the Company acquired certain assets of Computer Language Research, Inc., including three half-web presses and certain post-production equipment. In September 1996, the Company purchased two full web presses from Webworks, which has enabled the Company to increase operating efficiencies by assigning presses to generally run specific types of paper stocks. The three-month period ending December 31, 1996 was the first quarter to reflect increased customer growth including certain customers who previously did business with Webworks. In this quarter, revenues were $5.5 million compared to $3.8 million in the quarter ended September 30, 1996, representing an increase of 45%.

  The Company currently operates nine presses that vary in size and speed and can produce printed materials that range in page size, type of paper, number of pages and the amount of color required. Of the nine presses, five are full web presses, three are half-web presses and one is a sheet fed press. The paper used in a full web press is generally 35 inches in width while the paper printed on a half web press is generally 17 1/2 inches in width. All of the Company's web presses use offset printing, which is a printing process involving the transfer of an inked impression from a thin metal plate to a rubber blanket and finally to the paper. In the web offset printing process, the paper is fed through the press from a large roll of paper and is printed on both sides of the paper. By varying the size and capabilities of its presses, the Company can simultaneously perform of variety of printing jobs on a cost-effective basis. The Company believes that it can compete effectively in the Southwestern United States market place for many types of printing products having medium to large print runs as well as time sensitive products of any size.

  The Company currently operates the following presses:

 TYPE OF PRESS                          NAME                          SPECIFICATIONS
 -------------                          ----                          --------------
 Full Web Presses: Hantscho Mark IV Web Heatset Perfecting Offset 22.75^ Cutoff, 8 units with 5 roll stands,
                                                                  Inline fold, glue and
                                                                  trim
                   Hantscho Mark II Web Perfecting Offset         22.75^ Cutoff, 8 units
                                                                  with 2 roll stands,
                                                                  Inline fold
                   Harris 800 Heatset Web Perfecting Offset       Double round 22.75^
                                                                  Cutoff, 6 units with 3
                                                                  roll stands, Inline
                                                                  fold, glue and trim
                   Harris M200 Heatset Web Perfecting Offset      22.75^ Cutoff, 8 units
                                                                  with 2 roll stands,
                                                                  Inline fold
                   Goss SSC Non-heatset Web Perfecting Offset     22.75^ Cutoff, 8 units
                                                                  with 3 roll stands,
                                                                  Inline fold, glue and
                                                                  trim
 Half Web Presses: Didde Webcom 700 with U.V. dryers.             22^ cutoff, 8 units,
                                                                  sheeter
                   Didde Glaser DG175-B Non-Heatset               22^ cutoff, 4 units,
                                                                  sheeter
                   Didde Glaser 860 Non-Heatset                   22^ cutoff, 4 units,
                                                                  sheeter
 Sheet Fed Press:  AB Dick 9850 Press with T Head

  Although the Company has to date been able to acquire its printing presses at prices less than their replacement costs, there is no assurance that it will continue to be able to do so. See "Risk Factors--Nature of Commercial Printing Business." A new press offering comparable characteristics to the full web heat set presses operated by the Company generally ranges in price from $6 to $12 million.

  WebWorld also offers services in the pre-press and post-press operations. Commercial pre-press services involve photographically duplicating mechanical images and/or digitally producing images, separating color images into process colors, assembling films and burning the film images onto plates. The post-press operations provided by the Company include cutting, trimming, folding, binding, finishing and distributing the finished product. The Company has 10 major pieces of post-press equipment to perform these functions. The Company plans to expand its packaging and distribution services to handle bulk shipments and mass mailings in order to meet customer needs and to increase its higher margin services.

  The Company's sense of urgency and scheduling flexibility allow it to consistently react to its customers' requirement. Because of the need for rapid implementation of printing projects, from conception through delivery, the Company must maintain physical plant and customer service staff which allow it to maximize work loads when called upon to do so. Consequently, the Company does not always operate at full capacity.

  The Company continuously reviews its printing equipment needs and evaluates advances in computer software, hardware and peripherals, computer networking and telecommunication systems as they relate to the Company's operations. WebWorld is installing a printing software program and has hired a full-time employee to integrate the program with the Company's production and financial systems in order to develop a comprehensive management information system.

SERVICES

  The Company believes that by operating printing presses that vary in size and capabilities, it can offer a broad range of printing and printing related services. The Company's categories of its printed materials are as follows:

  . Magazines. The Company prints a variety of magazine products utilizing various printing technologies. The Company is able to print materials that combine different paper types and are bound and trimmed in a single operation. Other magazines are produced on various presses and bound in off line operations. Portions of magazines are also printed for inclusion with other materials in a final product. Magazines are normally repetitive and run on pre-defined schedules. The Company's customers in this area include a daily newspaper and a large public university.

  . Catalogs. The Company prints a variety of catalogs, the basic production of which is essentially the same as a magazine. The catalog segment tends to be seasonal in nature and is much more sensitive to economic conditions. The Company's customers in this segment include local community colleges and several large universities.

  . Tabloids. The Company prints a variety of tabloids which resemble newspapers in various sizes. Tabloids range in size and complexity based on subject matter. Tabloids are often found inside of newspapers, in magazine racks and are sold through subscription in highly targeted markets. The Company's customers in this segment include local daily newspapers, a state lottery commission and local municipalities.

  . Inserts and Mail Wraps. The Company prints inserts and mail wraps to support the direct mail market place. The focus of this line is in smaller to medium sized markets where a variety of products are required. The Company's customers in this segment include local daily newspapers and marketing companies.

MARKETING AND SALES

  The Company's business is service-oriented, and its primary marketing focus is on responding rapidly to customer requirements. Responsiveness is essential because of the typically short lead time on most printing jobs handled by the Company. The Company's printing operations are designed to maintain maximum flexibility to meet customer needs both on a scheduled and an emergency basis. The Company targets those printing runs that will best utilize its equipment, expertise and market orientation, and will maximize its profitability. Another important aspect of the Company's marketing strategy is attention to quality and price.

  The Company initially focused its marketing efforts on its relationship with The Dallas Morning News and filled excess capacity by selectively bidding printing jobs through independent print brokers. The Company is now developing an in-house professional marketing team and has recruited a sales staff of six full time employees whose experience in the printing industry range from four to 30 years. The marketing team is led by a Vice President of Sales and Marketing who has over 14 years of sales experience with commercial printers. Because the printing business requires a great deal of interaction with customers, including personal sales calls, art work reviews, reviews of color and other proofs and "press checks" (customer approval of the printed piece while it is on the printing press), the Company's increasing emphasis on in-house marketing efforts rather than print brokers would allow the Company to develop more independent client relationships and to have greater interaction with the end user of the printed products. Through its salespeople and other management professionals, the Company will be able to develop stricter control of the printing process from the time a prospective customer is introduced, through credit checks, pricing, scheduling, pre-press, printing and post-press operations.

CUSTOMERS

  Due to the project-oriented nature of customers' printing requirements, sales to particular customers may vary significantly from year to year depending upon the number and size of their projects. The Company's single largest customer is The Dallas Morning News, which accounted for approximately 56% and 55% of the Company's sales in fiscal 1995 and 1996, respectively. Because of increased sales volume to other customers, The Dallas Morning News accounted for approximately 36% of the Company's sales in the first nine months of fiscal 1997.

  The Company's predecessor entered into an agreement with The Dallas Morning News in 1978, and this agreement has been renewed for successive terms ranging in duration from one to three years. The Company's current contract expires in January 1998.

PURCHASING AND RAW MATERIALS

  The Company purchases various materials, including paper, ink, film, offset plates, chemicals and solvents, glue and wire, from a number of suppliers. The Company's most significant expenditures are for paper. The Company purchases paper directly from a number of manufacturers and distributors. In general, the Company has not experienced any significant difficulty in obtaining raw materials necessary for its operations. The price of paper, however, has experienced much volatility in recent years, and future increases in the price of paper could adversely impact the Company's operating costs and its financial performance.

FACILITIES AND CAPABILITIES

  The Company owns a 60,000-square foot facility on six acres of land in an industrial park located in Dallas, Texas. Approximately three acres are available for expansion. The original 45,000 square foot building was constructed in 1971 and an additional 15,000 square feet were added in 1981. A portion of this facility was damaged in a fire in March 1996. Although the fire resulted in substantial damage to the Company's electrical and mechanical systems, these systems have now been repaired and up-graded. Congress and Webworks have a lien on this property.

  In September 1996, the Company entered into a one-year lease with Webworks to continue the operation of the presses purchased from Webworks in its existing facility until the Company's facilities could be expanded to consolidate all operations. The Company has entered into a lease for an approximately 84,000 square foot building adjacent (but not attached) to the Company's owned facility, and the lease is for a five-year term with an option to purchase the facility after six months from occupancy. The Company is relocating the former Webworks assets to the Company's facilities prior to September 1997. In connection with relocating the assets acquired from Webworks to the Company's facilities, the two printing presses acquired from Webworks will be dismantled in the existing facility and reassembled in the Company's other facilities. The Company estimates that each press will be out of operation for two to six months. In connection with the relocation, and the Company plans to stagger the relocation of the presses so one of the presses will be operating at all times.

  WebWorld does not anticipate the relocation of these presses to adversely impact its ability to service existing business. Excess capacity is currently being reserved, at the expense of new sales, to ensure its ability to meet all customer commitments. Proper scheduling of existing resources and negotiations with clients should allow for some excess capacity during this period. Potential negative sales impact may be felt in the Company's ability to rapidly respond to new short-term sales opportunities. In addition, there can be no assurance that the relocation will be timely completed, that the costs will not be in excess of estimated costs or that the operation of printing presses to be relocated will not be materially impaired as a result of the relocation. If unexpected problems occur with the printing presses or the relocation in general, the Company's operations and financial performance will be materially and adversely impacted.

COMPETITION

  The Company competes with a number of other commercial printers, some of which are subsidiaries or divisions of companies having greater financial resources than those of the Company. Because of the nature of the Company's business, most of the Company's competition is in the local printing market. The major competitive factors in the Company's commercial printing business are ongoing customer service, quality of finished products and price. Customer service often is dependent on production and distribution capabilities and availability of printing time on equipment which is appropriate in size and function for a given project. In addition, competition in the commercial printing area is based upon the ability to perform the services described with speed and accuracy. Price and the quality of supporting services are also important in this regard. WebWorld believes it competes effectively on all of these bases.

EMPLOYEES

  As of December 31, 1996, the Company had a total of 144 employees, 39 of whom were salaried or commissioned employees and 105 of whom were hourly employees. None of its employees are represented by a collective bargaining agreement. The Company considers its relationship with its employees to be good.

LEGAL PROCEEDINGS

  From time to time the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. While the Company maintains insurance coverage against potential claims in an amount which it believes to be adequate, there can be no assurance that the Company's insurance coverage will be adequate to cover all liabilities arising out of such claims or that any such claims will be covered by the Company's insurance. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, the Company does not believe these matters will have a material adverse effect on its business or financial position.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

  The Company is subject to the environmental laws and regulations of the United States and the state of Texas concerning emissions into the air, discharges into waterways and the generation, handling and disposal of waste materials. Responsible agencies include, but are not limited to, the U.S. Environmental Protection Agency, the Texas Natural Resource Conservation Commission and regulatory agencies at the county and local level. The printing business generates substantial quantities of inks, solvents and other waste products requiring disposal under the numerous federal, state and local laws and regulations relating to the environment. The Company typically recycles waste paper, returns salvageable waste ink to its suppliers and contracts for the removal of other waste products. The Company believes it is in substantial compliance with all applicable air quality, waste disposal and other environmental-related rules and regulations as well as with other general employee health and safety laws and regulations. However, there can be no assurance that future changes in such laws and regulations will not have a material effect on the Company's operations.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth certain information concerning the persons who are (i) executive officers, (ii) key employees or (iii) directors. Each person nominated as a director (as indicated below) has agreed to become a director of the Company upon the closing of the Offering.

   NAME                   AGE                    POSITION(S)
   ----                   ---                    -----------
   Barry B. Conrad.......  56 Chairman of the Board
   Richard J. Wiencek....  58 Chief Executive Officer, President and Director
   Bruce E. Fredriks.....  48 Vice President--Finance and Administration, Chief
                              Financial Officer, Treasurer and Secretary
   Charles B. Combs,       64 Vice President--Engineering
    Jr...................
   Christopher A.          41 Vice President--Sales and Marketing
    Schall...............
   Dale H. Davenport.....  49 Vice President--Operations
   Floyd W. Collins......  44 Director
   Brian A. Harpster.....  52 Director
   Robert D. Kopitke.....  55 Director

  Barry B. Conrad has served as a director of the Company since the Company's inception. Mr. Conrad is a co-founder and Managing Partner of Conrad/Collins Merchant Banking Group Ltd. ("MBG"), a Dallas, Texas-based merchant bank formed in 1988 that is active in leveraged buyouts of middle-market companies in the Southwestern United States. Mr. Conrad has extensive experience in investment banking, including more than five years as head of corporate finance for Rauscher Pierce Refsnes, Inc. Prior to joining Rauscher Pierce Refsnes, Inc. in 1983, he served for approximately ten years as Chief Executive Officer of Hart Delta, Inc., a pharmaceutical manufacturing firm. He also serves on the Board of DSI Toys, Inc.

  Richard J. Wiencek has been the President and Chief Executive Officer of the Company since the Company's inception. Prior to co-founding the Company, Mr. Wiencek served in various executive positions with Computer Language Research, Inc., a software development company, for 15 years, most recently as Group Vice President, Corporate Operations. Mr. Wiencek's responsibilities at Computer Language Research, Inc. included managing print operations, telecommunications and product marketing as well as implementing a corporate automation strategy connecting clients and employees nationwide through common communications networks and standardized application software. Prior to joining Computer Language Research, Inc., Mr. Wiencek served for approximately 14 years in various financial and operations management positions with Texas Instruments, Inc.

  Bruce E. Fredriks has served as the Vice President--Finance and Administration and Chief Financial Officer of the Company since May 1996. Prior to joining the Company, he was with Caltex Petroleum Corporation, an international petroleum company, where he held various executive and managerial positions both domestically and internationally, most recently as Coordinator in Accounting Policies and Controls. Mr. Fredriks is a certified public accountant.

  Charles B. Combs, Jr. has served as the Vice President--Operations of the Company since 1995. He has over 40 years experience in the printing industry, including all aspects of printing such as pre-press, press, finishing and administration. Prior to joining the Company, he was the Chief Operating Officer for Anchor Press, a commercial printing company, in Fort Worth from 1993 to 1994. From 1987 to 1993, Mr. Combs owned and operated his own company, Combs International Graphics, which designed, constructed and installed large printing facilities in the United States and Africa.

  Christopher A. Schall joined the Company in June 1996 as Vice President-- Sales and Marketing. Prior to joining the Company, he was Vice President of Sales with Proctor Press, Inc., a printing company, from 1994 to

1996. Prior to joining Proctor Press, Inc., he was a Senior Sales
Representative with Hoechstetter Printing Company, a commercial printing company, from 1990 to 1994.

  Dale H. Davenport joined the Company in February 1997 as the Vice President--Operations. He has over 25 years experience in the printing industry, including sales, operations and administration. Prior to joining the Company, he was the Plant Manager for KOPCO, Inc., a printing company, from 1994 to 1997. From 1992 to 1994, Mr. Davenport was the General Manager for Sierra Press, a printing company.

  Floyd W. Collins has served as a director of the Company since March 1997. Mr. Collins has been a co-founder and Managing Partner of MBG since 1988. Mr. Collins has an extensive background in private equity investing, including service as Executive Vice President of Hickory Venture Capital Corporation and General Partner of Sunwestern Investment Group.

  Brian A. Harpster has served as a director since February 1994. Mr. Harpster has been engaged in investment and financial consulting for more than the past five years through the ownership and management of Holly Investments, L.P., and Offshore Consulting Services, Inc.

  Robert D. Kopitke has served as a director since February 1994. Mr. Kopitke has been engaged in general business consulting for more than the past five years as President of The Gensal Group, Inc.

BOARD OF DIRECTORS

  Upon the consummation of the Offering, the Board of Directors of the Company will consist of five members. Each director will hold office until the annual meeting of the shareholders of the Company next following his election, until his successor is elected and qualified. The holders of the shares of Common Stock, voting separately as a class, will be entitled to elect all of the directors.

  Directors who are employees of the Company do not receive additional compensation for serving as directors. Each director who is not an employee of the Company will receive an annual fee of $5,000 as compensation for his or her services as a member of the Board of Directors. All directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacities as directors of the Company. Directors will also be eligible to participate in the Company's stock option plan. See "Stock Option Plan".

  In February 1994, the Company also entered into a management agreement with MBG, of which Barry B. Conrad, the Chairman of the Board of the Company, and Floyd W. Collins, a director of the Company, are principals. Under the terms of the agreement, MBG provided supervisory management services to the Company, including the negotiation, financing and consummation of all of the acquisitions made by the Company. MBG has earned as fees $100,000, $100,000, and $125,000 during fiscal years 1995 and 1996 and for the nine months ended December 31, 1996, respectively. Pursuant to the management agreement, the Company granted MBG an option to purchase 83,250 shares of common stock at an exercise price of $.30 per share. As of April 1996, all the options became fully vested, and were exercised.

  In February 1994, the Company entered into a sales consulting agreement with The Gensal Group, Inc., of which Robert D. Kopitke is a principal, under which the Gensal Group, Inc. earned as fees $30,000, $30,000, and $ 52,500 during fiscal years 1995 and 1996 and the nine months ended December 31, 1996, respectively. Pursuant to such agreement, the Company granted The Gensal Group, Inc. an option to purchase 83,250 shares of Common Stock at an exercise price of $.30 per share. As of April 1996, all the options became fully vested and were exercised. The agreement will terminate, effective April 30, 1997, although Mr. Kopitke will be paid on a project basis for any future sales consulting performed for the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has established two committees: a Compensation Committee and an Audit Committee. Each of these committees has two or more members who serve at the discretion of the Board of Directors. The Compensation Committee, currently comprised of Messrs. Conrad, Wiencek and Kopitke, is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards under the Company's stock option plan. The Audit Committee, currently comprised of Messrs. Collins and Harpster, is responsible for reviewing the Company's financial statements, audit reports, internal financial controls and the services performed by the Company's independent public accountants, and for making recommendations with respect to those matters to the Board of Directors.

EXECUTIVE COMPENSATION

  The following summary compensation table sets forth the total annual compensation paid or accrued by the Company to or for the account of the Chief Executive Officer who was the only executive officer of the Company whose total cash compensation for the fiscal years ended March 31, 1995 and 1996 exceeded $100,000:

                          SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION
                                          -----------------------  ALL OTHER
                                          FISCAL  SALARY   BONUS  COMPENSATION
   NAME AND PRINCIPAL POSITION             YEAR    ($)       $       ($)(1)
   ---------------------------            ------ -------- ------- ------------
   Richard J. Wiencek, President and CEO   1996  $168,000 $26,813    $5,102
                                           1995  $160,000  12,944    $4,453

--------
(1) Represents the Company's contribution under the Company's 401(k) savings plan and premiums paid by the Company on a life insurance policy, the beneficiary of which is Mr. Wiencek's estate.

  The Company entered into an employment agreement with Richard J. Wiencek, the Company's President and Chief Executive Officer, in February 1994. The agreement provides for an initial term of five years and an automatic renewal for additional successive one year terms. The agreement may be terminated by the Company at the end of the initial term or any successive term upon written notice prior to the end of the then current term. In addition, the agreement may be terminated for cause or upon the death or disability of Mr. Wiencek. Among other reasons, the Company may terminate the agreement for cause if the Company fails to achieve certain financial performance targets. The agreement provides for a base salary of $160,000 (subject to annual increases in the discretion of the Company's Board of Directors) and annual bonuses equal to 25% of the Company's "free cash flow" as defined in the agreement. The agreement also provides for a car allowance and certain other fringe benefits. Pursuant to the agreement, Mr. Wiencek also received a grant of an option to purchase 249,750 shares of common stock at an exercise price of $.30 per share, which vested in April 1996. The agreement provides for the repurchase of all shares of common stock of the Company owned by Mr. Wiencek at a price specified in the agreement upon the termination of Mr. Wiencek's employment.

STOCK OPTION PLAN

  The Company maintains the NEI WebWorld, Inc. Stock Option Plan (the "Option Plan") which provides for the grant of options to eligible employees and directors for the purchase of Common Stock of the Company. The Option Plan covers, in the aggregate, a maximum of 350,000 shares of Common Stock. The Option Plan provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code of 1986) and nonqualified stock options (options which do not meet the requirements of Section 422). Under the Option Plan, the exercise price may not be less than the fair market value of the Common Stock on the date of the grant of the option. No options have been granted under the Option Plan.

  The Compensation Committee of the Board of Directors (the "Committee") administers and interprets the Option Plan and is authorized to grant options thereunder to all eligible employees of the Company, including officers. The Committee designates the optionees, the number of shares subject to the options and the terms and conditions of each option. Options under the Option Plan generally vest over a five year period. Certain changes in control of the Company will cause the options to vest immediately. Each option granted under the Option Plan must be exercised, if at all, during a period established in the grant which may not exceed 10 years from the date of grant. An optionee may not transfer or assign any option granted and may not exercise any options after a specified period subsequent to the termination of the optionee's employment with the Company.

OPTION GRANTS

  None of the Company's executive officers were granted options during the year ended March 31, 1996. The Company has no outstanding options to purchase shares of its capital stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Company's Board of Directors consists of three members, Messrs. Conrad, Wiencek and Kopitke. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Articles of Incorporation limit the liability of directors of the Company to the Company or its shareholders to the fullest extent permitted by Texas Business Corporations Act (the "TBCA").

  WebWorld's Bylaws provide that the Company shall indemnify each of its directors and officers, acting in such capacity, so long as such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. Such indemnification may be made only upon a determination by the Board of Directors that such indemnification is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct to permit indemnification under the law. The Company is also required to advance to such persons payment for their expenses incurred in defending a proceeding to which indemnification might apply, provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified.

  The Company has entered into indemnification and hold harmless agreements with each of its directors, whereby the Company is required to indemnify such persons to the fullest extent permitted by law.

  As of this date hereof, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted, and the Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                             CERTAIN TRANSACTIONS

  The Company believes that all of the transactions set forth below were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal shareholders and affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

  In April 1996, the Board of Directors of the Company vested all of the outstanding options granted in 1994 (covering an aggregate of 416,250 shares of Common Stock) under certain agreements with Mr. Wiencek, MBG and The Gensal Group, Inc. These shareholders exercised the outstanding options in April 1996 and purchased the underlying shares of Common Stock. In connection with this exercise, Mr. Wiencek issued a note to the Company in the principal amount of $75,000 which becomes due and payable in April 2001. Each of MBG and The Gensal Group, Inc. issued a note to the Company for the exercise price of its options in the principal amount of $25,000 which has the same terms as the note issued by Mr. Wiencek. These notes bear interest at a per annum rate of 6%.

  The Company has entered into a management agreement with MBG, an affiliate of two of its directors, and an employment agreement with its president and previously had entered into a consulting agreement with a director. See "Management--Board of Directors" and "--Executive Compensation."

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1996 and as adjusted to reflect the sale of Common Stock being offered by the Company hereby, and the conversion of the outstanding shares of Preferred Stock for
(1) each person known by the Company to own beneficially 5% or more of the Common Stock, (2) each director and executive officer of the Company and (3) all directors, nominees for director and executive officers of the Company as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to its or his shares.

                                                        PERCENTAGE OWNED
                                       NUMBER OF ------------------------------
       NAME                             SHARES   BEFORE OFFERING AFTER OFFERING
       ----                            --------- --------------- --------------
Barry B. Conrad(1).................... 1,422,464      52.3%          38.2%
Richard J. Wiencek(2).................   416,250      15.3%          11.2%
Bruce E. Fredriks.....................       -0-       -0-            -0-
Charles B. Combs, Jr. ................       -0-       -0-            -0-
Christopher A. Schall.................       -0-       -0-            -0-
Dale H. Davenport.....................       -0-       -0-            -0-
Floyd W. Collins(1)................... 1,422,464      52.3%          38.2%
Brian A. Harpster(3)..................   669,608      24.6%          18.0%
Robert D. Kopitke(4)..................   124,875       4.6%           3.4%
All directors, nominees for director
 and executive officers as a group
 (nine individuals)................... 2,633,197      96.8%          70.8%

--------
(1) Includes 1,339,214 shares owned of record by Conrad/Collins Merchant Banking Fund Ltd., a Texas limited partnership ("MBF") of which MBG is the general partner. The general partner of MBG is Conrad Collins, Inc., a Texas corporation, of which Messrs. Conrad and Collins are the sole directors and shareholders. Also includes 83,250 shares owned by MBG. The address of Messrs. Conrad and Collins is 700 N. Pearl, Suite 1910, Dallas, Texas 75201.
(2) Mr. Wiencek's address is 4647 Bronze Way, Dallas, Texas 75236.
(3) Consists of 669,608 shares held by Holly Investments, L.P., of which Mr. Harpster's spouse is the beneficial owner. Mr. Harpster's address is 1324
    E. Grand Avenue, Ponca City, Oklahoma 74601.
(4) Consists of 124,875 shares held by The Gensal Group, Inc., of which Mr. Kopitke is the principal shareholder.

                         DESCRIPTION OF CAPITAL STOCK

  WebWorld's authorized capital stock consists of 20,000,000 shares of Common Stock, $.01 par value, and 2,000,000 shares of preferred stock, $1.00 par value per share ("Preferred Stock").

  The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Texas law and to the provisions of the Company's Articles of Incorporation and By-laws, as amended to date.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors. Dividends may be paid ratably to holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of Common Stock will be entitled to share ratably in the assets of the Company legally available for distribution to shareholders after payment of all liabilities and the liquidation preferences of any outstanding Preferred Stock.

  The holders of Common Stock have no preemptive or conversion rights or other subscription rights and are not subject to redemption or sinking fund provisions or to calls or assessments by the Company. The shares of Common Stock offered hereby will be, when issued and paid for, fully paid and not liable for call or assessment. The Company has applied for listing of the Common Stock on the Pacific Stock Exchange and Nasdaq SmallCap Market.

  As of March 1, 1997, there were eight holders of record of Common Stock.

PREFERRED STOCK

  The Company may issue Preferred Stock in one or more series and the Board of Directors may designate the dividend rate, voting rights and other rights, preferences and restrictions of each series. It is not possible to share the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the shareholders. The Company presently has no plans to issue any shares of Preferred Stock.

  The Company previously issued an aggregate of 935,000 shares of preferred stock in three different series. The holders of these shares agreed with the Company to convert such shares into an aggregate of 2,008,823 shares of Common Stock on the effective date of this Offering. Unless the context otherwise indicates, all of the historical financial statements and other financial information set forth herein gives effect to such conversion into Common Stock. See Note 10 of Notes to Financial Statements.

WARRANTS

  The Warrants will be issued in registered form pursuant to an agreement dated the date of this Prospectus (the "Warrant Agreement"), between the Company and American Stock Transfer Corporation, as Warrant Agent (the "Warrant Agent"). The following discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the Warrant Agreement. A form of the certificate representing the Warrants which form a part of the Warrant Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

  Each of the Warrants entitles the registered holder to purchase one share of Common Stock. The Warrants are exercisable at a price equal to 150% of the Share Offering Price (which exercise price has been arbitrarily determined by the Company and the Representative) subject to certain adjustments. The Warrants are entitled to the benefit of adjustments in their exercise prices and in the number of shares of Common Stock or other securities deliverable upon the exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger.

  The Warrants may be exercised at any time and continuing thereafter until the close of five years from the date hereof, unless such period is extended by the Company. After the expiration date, Warrant holders shall have no further rights. Warrants may be exercised by surrendering the certificate evidencing such Warrant, with the form of election to purchase on the reverse side of such certificate properly completed and executed, together with payment of the exercise price and any transfer tax, to the Warrant Agent. If less than all of the Warrants evidenced by a warrant certificate are exercised, a new certificate will be issued for the remaining number of Warrants. Payment of the exercise price may be made by cash, bank draft or official bank or certified check equal to the exercise price.

  Warrant holders do not have any voting or any other rights as shareholders of the Company. The Company has the right at any time beginning six months from the date hereof to redeem the Warrants, at a price of $.05 per Warrant, by written notice to the registered holders thereof, mailed not less than 30 nor more than 60 days prior to the Redemption Date. The Company may exercise this right only if the closing bid price for the Common Stock for seven trading days during a 10 consecutive trading day period ending no more than 15 days prior to the date that the notice of redemption is given, equals or
exceeds $   per share, subject to adjustment. If the Company exercises its right to call Warrants for redemption, such Warrants may still be exercised until the close of business on the day immediately preceding the Redemption Date. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable, and the holder thereof will be entitled only to the repurchase price. Notice of redemption will be mailed to all holders of Warrants of record at least 30 days, but not more than 60 days, before the Redemption Date. The foregoing notwithstanding, the Company may not call the Warrants at any time that a current registration statement under the Act is not then in effect. Any redemption of the Warrants during the one-year period commencing on the date of this Prospectus shall require the written consent of the Representative.

  The Warrant Agreement permits the Company and the Warrant Agent without the consent of Warrant holders, to supplement or amend the Warrant Agreement in order to cure any ambiguity, manifest error or other mistake, or to address other matters or questions arising thereafter that the Company and the Warrant Agent deem necessary or desirable and that do not adversely affect the interest of any Warrant holder. The Company and the Warrant Agent may also supplement or amend the Warrant Agreement in any other respect with the written consent of holders of not less than a majority in the number of the Warrants then outstanding; however, no such supplement or amendment may (i) make any modification of the terms upon which the Warrants are exercisable or may be redeemed; or (ii) reduce the percentage interest of the holders of the Warrants without the consent of each Warrant holder affected thereby.

  In order for the holder to exercise a Warrant, there must be an effective registration statement, with a current prospectus on file with the Commission covering the shares of Common Stock underlying the Warrants, and the issuance of such shares to the holder must be registered, qualified or exempt under the laws of the state in which the holder resides. If required, the Company will file a new registration statement with the Commission with respect to the securities underlying the Warrants prior to the exercise of such Warrants and will deliver a prospectus with respect to such securities to all holders thereof as required by Section 10(a)(3) of the Act. See "Risk Factors-- Necessity to Maintain Current Prospectus" and "State Blue Sky Registration Required to Exercise Warrants."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer Corporation, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The Company has outstanding 2,719,778 shares of Common Stock. In addition, the Company has 350,000 shares reserved for issuance upon exercise of options granted under the Company's Stock Option Plan, none of which are immediately exercisable. Of the 3,719,778 shares to be outstanding after the Offering, the 1,000,000 shares sold to the public hereby will be freely tradeable without restrictions or registration under the Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Act ("Affiliates"), may generally only be sold to clients within the limitations of Rule 144 described below. An aggregate of 1,000,000 shares will be issued upon the exercise of the Warrants. The Company has agreed to register these shares under the Act in order to permit the resale of such shares in the open market from time to time and has agreed to maintain the effectiveness of such registration for two years. Following the sale of such shares pursuant to an effective registration statement filed in connection with such registration, these shares shall be freely tradeable. The remaining 2,719,778 shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Act and are, therefore deemed "restricted securities" under Rule 144 which may not be sold publicly unless the shares are registered under the Act or are sold under Rule 144. Under Rule 144, substantially all of the remaining restricted securities would become eligible for resale 90 days after the date the Company becomes subject to the reporting requirements of the Exchange Act, although 2,633,197 of such shares are subject to contractual resale restrictions.

  The Company, the Company's executive officers and directors, and shareholders of the Company that own in the aggregate 96% of the Common Stock outstanding prior to the Offering have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities exercisable for or convertible into Common Stock for a period of one year after the date of this Prospectus without the prior written consent of the Representative.

  In general, under Rule 144 a person (or persons whose sales are aggregated) who beneficially owns restricted securities for one year or any other shares not contemplated as restrictive securities without regard to such one-year holding period, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale, and who beneficially owns shares last acquired from the Company or an affiliate of the Company at least two years previously, is entitled to sell all such shares under Rule 144 without regard to any of the limitations of the Rule.

REGISTRATION RIGHTS

  Upon the expiration of the contractual one-year lock-up period described above, certain shares issued or issuable upon the exercise of options granted prior to the date of this Prospectus also may be issuable for sale in the public market pursuant to Rule 701 under the Securities Act. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing at the end of the 90 day period after the Company becomes subject to the reporting requirements of the Exchange Act. If all of the requirements of Rule 701 are satisfied, and upon completion of the one-year period, an additional 416,250 shares of Common Stock issued in 1996 upon exercise of previously granted options will be eligible for sale, subject to the repayment of notes issued for the payment of the exercise price.

  The Company intends to file a registration statement under the Securities Act to register all shares of Common Stock issuable pursuant to the Company's Stock Option Plan. See "Management--Stock Option Plan." Subject to the completion of the one-year period described above, shares of Common Stock issued after the effective date of such registration statement upon the exercise of awards issued under such plan generally will be eligible for sale in the public market.

  The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale could have on the market price, if any, prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's securities, including the securities offered hereby, could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom First London Securities Corporation is acting as Representative, have severally agreed to purchase from the Company an aggregate of 1,000,000 shares of Common Stock ("Shares") and 1,000,000 Warrants. The number of Shares and Warrants which each Underwriter has agreed to purchase is set forth opposite its name.

                                                            NUMBER OF NUMBER OF
               NAME                                          SHARES   WARRANTS
               ----                                         --------- ---------
   First London Securities Corporation.....................
                                                            --------- ---------
     Total................................................. 1,000,000 1,000,000
                                                            ========= =========

  The Securities are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters are committed to purchase all Securities offered by this Prospectus, if any are purchased.

  The Company has been advised by the Representative that the Underwriters propose initially to offer the Securities offered hereby to the public at the offering price set forth on the cover page of this Prospectus. The Representative has advised the Company that the Underwriters propose to offer the Securities through members of the NASD, and may allow a concession, in their discretion, to certain dealers who are members of the NASD and who agree to sell the Securities in conformity with the NASD Conduct Rules. Such concessions shall not exceed the amount of the underwriting discount that the Underwriters are to receive.

  The Company has granted to the Representative an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 150,000 Shares and an additional 150,000 Warrants at the public offering price less the underwriting discount set forth on the cover page of this Prospectus (the "Over-Allotment Option"). The Representative may exercise the Over-Allotment Option solely to cover over-allotments in the sale of the Securities being offered by this Prospectus.

  Officers and directors of the Company may introduce the Representative to persons to consider the Offering and purchase Securities either through the Representative, other Underwriters, or through participating dealers. In this connection, officers and directors will not receive any commissions or any other compensation.

  The Company has agreed to pay the Representative a commission of 10% of the gross proceeds of the offering (the "Underwriting Discount"), including the gross proceeds from the sale of the Over-Allotment Option, if exercised. In addition, the Company has agreed to pay to the Representative a non-accountable expense allowance of two percent (2%) of the gross proceeds of this Offering, including proceeds from any Securities purchased pursuant to the Over-Allotment Option. The Representative's expenses in excess of the non-accountable expense allowance will be paid by the Representative. To the extent that the expenses of the Representative are less than the amount of the non-accountable expense allowance received, such excess shall be deemed to be additional compensation to the Representative. The Company has also agreed to pay the Representative upon the exercise or redemption of the Warrants a fee equal to 5% of the gross proceeds received by the Company from the exercise of the Warrants and 5% of the aggregate redemption price for the Warrants redeemed. Additionally, the Representative shall have the right to nominate an Advisory Director to the Company's Board of Directors. The Advisory Director will have the same privileges as a normal director, including equal compensation, but will forfeit the right to vote on Board issues. The Representative has informed the Company that it does not expect sales to discretionary accounts to exceed 5% of the total number of Securities offered by the Company hereby.

  Prior to this Offering, there has been no public market for the Shares of Common Stock or Warrants of the Company. Consequently, the initial public offering price for the Securities, and the terms of the Warrants (including the exercise price of the Warrants), have been determined by negotiation between the Company and the Representative. Among the factors considered in determining the public offering price were the history of, and the prospect for, the Company's business, an assessment of the Company's management, its past and present operations, the Company's development and the general condition of the securities market at the time of this Offering. The initial public offering price does not necessarily bear any relationship to the Company's assets, book value, earnings or other established criteria of value. Such price is subject to change as a result of market conditions and other factors, and no assurance can be given that a public market for the Shares or Warrants will develop after the close of this Offering, or if a public market in fact develops, that such public market will be sustained, or that the Shares or Warrants can be resold at any time at the offering or any other price. See "Risk Factors."

  At the closing of this Offering, the Company will issue to the Representative or persons related to the Representative, for nominal consideration, a Representative's Warrant to purchase up to 115,000 Shares and 115,000 Warrants ("Underlying Warrants"). The Representative's Warrant will be exercisable for a five-year period commencing from the effective date of this Offering at an exercise price of 120% of the price at which the Common Stock and Warrants are sold to the public, subject to adjustment. Each Underlying Warrant will be exercisable for a five year period commencing on the date of this Prospectus to purchase one share of Common Stock at an exercise price of
$   per share of Common Stock. The Representative's Warrant will not be transferable for one year from the date of this Prospectus, except (i) to officers of the Representative, other Underwriters, and officers and partners thereof; (ii) by will; or (iii) by operation of law.

  The Representative's Warrant contains provisions providing for appropriate adjustment in the event of any merger, consolidation, recapitalization, reclassification, stock dividend, stock split or similar transaction. The Representative's Warrant contain net issuance provisions permitting the holders thereof to elect to exercise the Representative's Warrant in whole or in part and instruct the Company to withhold from the securities issuable upon exercise, a number of securities, valued at the current fair market value on the date of exercise, to pay the exercise price. Such net exercise provision has the effect of requiring the Company to issue shares of Common Stock without a corresponding increase in capital. A net exercise of the Representative's Warrant will have the same dilutive effect on the interests of the Company's shareholders as will a cash exercise. The Representative's Warrant does not entitle the holders thereof to any rights as a shareholder of the Company until such Representative's Warrant is exercised and shares of Common Stock are purchased thereunder.

  The Company has agreed to indemnify the Underwriters against any costs or liabilities incurred by the Underwriters by reasons of misstatements or omissions to state material facts in connection with the statements made in the Registration Statement and the Prospectus. The Underwriters have in turn agreed to indemnify the Company against any liabilities by reason of misstatements or omissions to state material facts in connection with the statements made in the Prospectus, based on information relating to the Underwriters and furnished in writing by the Underwriters. To the extent that this section may purport to provide exculpation from possible liabilities arising from the federal securities laws, in the opinion of the Commission, such indemnification is contrary to public policy and therefore unenforceable.

  The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to copies of each such agreement which are filed as exhibits to the Registration Statement. See "Available Information."

                                 LEGAL MATTERS

  Legal matters in connection with the Common Stock and Warrants being offered hereby will be passed upon for the Company by Crouch & Hallett, L.L.P., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Jackson & Walker, L.L.P.

                                    EXPERTS

  The financial statements of the Company as of March 31, 1996, and for each of the two years in the period then ended, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                               NEI WEBWORLD, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
INDEPENDENT AUDITORS' REPORT.............................................. F-2
FINANCIAL STATEMENTS AND NOTES:
Balance Sheets as of March 31, 1996, and December 31, 1996 (unaudited).... F-3
Statements of Operations for the Years Ended March 31, 1995 and 1996, and
 for the Nine Months Ended December 31, 1995 (unaudited) and 1996
 (unaudited).............................................................. F-4
Statements of Shareholders' Equity for the Years Ended March 31, 1995 and
 1996, and for the Nine Months Ended December 31, 1996 (unaudited)........ F-5
Statements of Cash Flows for the Years Ended March 31, 1995 and 1996, and
 for the Nine Months Ended December 31, 1995 (unaudited) and 1996
 (unaudited).............................................................. F-6
Notes to Financial Statements............................................. F-7

                         INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of NEI WebWorld, Inc.:

  We have audited the accompanying balance sheet of NEI WebWorld, Inc. as of March 31, 1996, and the related statements of operations, shareholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of NEI WebWorld, Inc. as of March 31, 1996, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with generally accepted accounting principles.

Dallas, Texas
June 28, 1996

                               ----------------

To the Directors and Shareholders of NEI WebWorld, Inc.:

  The accompanying financial statements are presented to give effect to the 3.33-to-one common stock split and for the conversion of preferred stock into 2,008,823 shares of common stock in connection with the Company's contemplated offering as described in Notes 10 and 11 to the financial statements. The above report is in the form that we will sign upon the effectiveness of such events assuming that, from June 28, 1996 to the effective date of such events, no other material events have occurred that would affect these financial statements.

Deloitte & Touche LLP

Dallas, Texas
June 28, 1996

                               NEI WEBWORLD, INC.

                                 BALANCE SHEETS

                                                        MARCH 31,   DECEMBER 31,
                                                           1996         1996
                                                        ----------  ------------
                                                                    (UNAUDITED)
                        ASSETS
CURRENT ASSETS:
  Cash................................................  $      500   $      500
  Accounts receivable--net (Notes 3 and 7)............   1,718,046    2,773,738
  Inventories (Note 7)................................     607,538      929,235
  Prepaid expenses and other..........................      20,145          443
  Deferred income tax benefits (Note 9)...............      13,292          --
  Deferred costs on insurance claims in process (Note
   6).................................................     290,172          --
                                                        ----------   ----------
    Total current assets..............................   2,649,693    3,703,916
PROPERTY, PLANT AND EQUIPMENT--Net (Notes 4 and 7)....   2,870,215    4,573,785
INTANGIBLES AND OTHER ASSETS--Net (Note 5)............     657,951      540,532
DEFERRED INCOME TAX BENEFITS (Note 9).................      42,024       20,000
                                                        ----------   ----------
    TOTAL.............................................  $6,219,883   $8,838,233
                                                        ==========   ==========
         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable (Note 7)...............................  $  950,000   $1,461,831
  Current portion of long-term debt (Note 7)..........     689,904      664,286
  Accounts payable....................................     706,156    1,578,365
  Accrued expenses and other liabilities..............     129,613      251,695
  Accrued management and consulting fees (Note 13)....      32,500       82,500
  Accrued equipment installation costs (Note 2).......         --       580,000
  Income taxes payable (Note 9).......................         --        45,526
                                                        ----------   ----------
    Total current liabilities.........................   2,508,173    4,664,203
LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS--Less
 current portion (Note 7).............................   3,020,027    3,395,714
COMMITMENTS (Note 8)
SHAREHOLDERS' EQUITY (Notes 10 and 11):
  Common stock put warrants for 90,000 shares, at
   estimated redemption value.........................      50,000          --
  Common stock: 20,000,000 shares of $.01 par value
   authorized; 2,203,628 shares and 2,719,778 shares
   issued and outstanding, respectively...............      22,036       27,198
  Additional paid-in capital..........................     853,849    1,033,687
  Accumulated deficit.................................    (234,202)    (157,569)
  Notes receivable--shareholders......................         --      (125,000)
                                                        ----------   ----------
    Total shareholders' equity........................     691,683      778,316
                                                        ----------   ----------
    TOTAL.............................................  $6,219,883   $8,838,233
                                                        ==========   ==========

                       See notes to financial statements.

                               NEI WEBWORLD, INC.

                            STATEMENTS OF OPERATIONS

                                                        NINE MONTHS ENDED
                            YEARS ENDED MARCH 31,         DECEMBER 31,
                           ------------------------  ------------------------
                              1995         1996         1995         1996
                           -----------  -----------  -----------  -----------
                                                           (UNAUDITED)
NET SALES (Note 3)........ $12,005,532  $14,285,858  $11,039,603  $12,820,032
COST OF SALES.............   9,775,507   12,239,998    9,416,389   10,611,446
                           -----------  -----------  -----------  -----------
GROSS PROFIT..............   2,230,025    2,045,860    1,623,214    2,208,586
OPERATING EXPENSES:
  Selling, general and
   administrative (Note
   12)....................     912,390    1,164,963      923,931    1,116,539
  Depreciation--property..     378,151      410,702      305,926      378,899
  Amortization--
   intangibles............     232,624      232,485      174,430      174,163
  Management and
   consulting fees (Note
   13)....................     140,250      157,408      152,950      138,499
                           -----------  -----------  -----------  -----------
    Total.................   1,663,415    1,965,558    1,557,237    1,808,100
                           -----------  -----------  -----------  -----------
OPERATING INCOME..........     566,610       80,302       65,977      400,486
OTHER INCOME (EXPENSE):
  Interest expense (Note
   7).....................    (420,856)    (445,154)    (335,052)    (374,986)
  Other...................       3,943       25,776       23,932       19,413
  Gain on fire insurance
   settlement (Note 6)....         --           --           --       271,265
                           -----------  -----------  -----------  -----------
    Total.................    (416,913)    (419,378)    (311,120)     (84,308)
                           -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE
 INCOME TAX EXPENSE AND
 EXTRAORDINARY ITEM.......     149,697     (339,076)    (245,143)     316,178
INCOME TAX (BENEFIT)
 EXPENSE (Note 9).........      47,823      (29,019)     (21,764)     107,000
                           -----------  -----------  -----------  -----------
INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEM.......     101,874     (310,057)    (223,379)     209,178
EXTRAORDINARY ITEM--Loss
 on debt retirement (net
 of income tax benefit of
 $36,000) (Note 7)........         --           --           --       (72,545)
                           -----------  -----------  -----------  -----------
NET INCOME (LOSS)......... $   101,874  $  (310,057) $  (223,379) $   136,633
                           ===========  ===========  ===========  ===========
PRO FORMA EARNINGS PER
 SHARE:
  Income (loss) before
   extraordinary item.....              $     (0.11) $     (0.08) $      0.08
                                        ===========  ===========  ===========
  Net income (loss).......              $     (0.11) $     (0.08) $      0.05
                                        ===========  ===========  ===========
PRO FORMA COMMON SHARES
 OUTSTANDING..............                2,719,778    2,719,778    2,719,778
                                        ===========  ===========  ===========

                       See notes to financial statements.

                               NEI WEBWORLD, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                           COMMON      COMMON STOCK    ADDITIONAL                 NOTES         TOTAL
                          STOCK PUT  -----------------  PAID-IN    ACCUMULATED RECEIVABLE-  SHAREHOLDERS'
                          WARRANTS    SHARES   AMOUNT   CAPITAL      DEFICIT   SHAREHOLDERS    EQUITY
                          ---------  --------- ------- ----------  ----------- ------------ -------------
BALANCES AT APRIL 1,
 1994...................  $ 50,000   2,003,828 $20,038 $  823,462   $   6,366   $     --      $ 899,866
  Accretion on preferred
   stock previously
   outstanding (Note
   10)..................       --       99,900     999    101,027    (102,026)        --            --
  Accretion for
   estimated redemption
   value of common stock
   put warrants for
   90,000 shares........   159,124         --      --         --     (159,124)        --            --
  Net income............       --          --      --         --      101,874         --        101,874
                          --------   --------- ------- ----------   ---------   ---------     ---------
BALANCES AT MARCH 31,
 1995...................   209,124   2,103,728  21,037    924,489    (152,910)        --      1,001,740
  Accretion on preferred
   stock previously
   outstanding (Note
   10)..................       --       99,900     999    (70,640)     69,641         --            --
  Accretion (decrease)
   for estimated
   redemption value of
   the common stock put
   warrants.............  (159,124)        --      --         --      159,124         --            --
  Net loss..............       --          --      --         --     (310,057)        --       (310,057)
                          --------   --------- ------- ----------   ---------   ---------     ---------
BALANCES AT MARCH 31,
 1996...................    50,000   2,203,628  22,036    853,849    (234,202)        --        691,683
  Accretion on preferred
   stock previously
   outstanding (Note
   10)..................       --       99,900     999     59,001     (60,000)        --            --
  Issuance of common
   stock warrants for
   80,000 shares........    23,500         --      --         --      (23,500)        --            --
  Redemption of common
   stock warrants for
   170,000 shares.......   (73,500)        --      --         --       23,500         --        (50,000)
  Exercise of stock
   options..............       --      416,250   4,163    120,837         --     (125,000)          --
  Net income............       --          --      --         --      136,633         --        136,633
                          --------   --------- ------- ----------   ---------   ---------     ---------
BALANCES AT DECEMBER 31,
 1996 (UNAUDITED).......  $    --    2,719,778 $27,198 $1,033,687   $(157,569)  $(125,000)    $ 778,316
                          ========   ========= ======= ==========   =========   =========     =========

                       See notes to financial statements.

                               NEI WEBWORLD, INC.

                            STATEMENTS OF CASH FLOWS

                                                           NINE MONTHS ENDED
                                 YEARS ENDED MARCH 31,       DECEMBER 31,
                                 ----------------------  ----------------------
                                    1995        1996       1995        1996
                                 ----------  ----------  ---------  -----------
                                                              (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss)............. $  101,874  $ (310,057) $(223,379) $   136,633
  Extraordinary loss on debt
   retirement...................        --          --         --       108,545
  Gain on fire insurance
   settlement (Note 6)..........        --          --         --      (271,265)
  Noncash items in net income:
    Depreciation and
     amortization...............    610,775     643,187    473,294      544,964
    Amortization of debt
     discount...................      8,956       9,510      7,062        8,098
    Gain on retirement of
     asset......................        --      (17,032)       --           --
    Deferred income taxes.......    (37,083)    (18,233)   (13,675)      35,316
  Cash from (used for) operating
   working capital:
    Accounts receivable.........   (442,699)   (272,919)  (402,855)    (559,828)
    Inventories.................   (523,761)    333,659   (163,359)     231,241
    Prepaid expenses and other..      2,850      17,928     (7,030)      19,702
    Costs related to insurance
     claims settlements (Note
     6).........................        --     (127,741)       --       (83,227)
    Accounts payable and accrued
     liabilities................    158,235    (179,315)   226,628      215,490
    Income taxes payable........     47,542     (47,542)   (46,906)      45,526
                                 ----------  ----------  ---------  -----------
      Net cash provided by (used
       for) operating
       activities...............    (73,311)     31,445   (150,220)     431,195
                                 ----------  ----------  ---------  -----------
INVESTING ACTIVITIES:
  Acquisition of assets (Note
   2)...........................                                       (217,063)
  Additions to property, plant
   and equipment................   (193,079)   (266,420)  (198,382)    (429,707)
  Proceeds from insurance
   settlements (Note 6).........     61,853      21,824        --       578,965
  Increase in intangibles and
   other assets.................    (20,201)        --         --       (90,079)
                                 ----------  ----------  ---------  -----------
    Net cash used for investing
     activities.................   (151,427)   (244,596)  (198,382)    (157,884)
                                 ----------  ----------  ---------  -----------
FINANCING ACTIVITIES:
  Borrowings on notes payable
   and long-term debt...........    400,000     550,000    850,000    4,711,831
  Payments/retirement of notes
   payable and long-term debt...   (553,808)   (636,849)  (460,470)  (4,935,142)
  Borrowings under capital lease
   arrangements.................        --      300,000        --           --
  Redemption of warrants........        --          --         --       (50,000)
                                 ----------  ----------  ---------  -----------
    Net cash provided by (used
     for) financing activities..   (153,808)    213,151    389,530     (273,311)
                                 ----------  ----------  ---------  -----------
INCREASE (DECREASE) IN CASH.....   (378,546)        --      40,928          --
CASH:
  Beginning of period...........    379,046         500        500          500
                                 ----------  ----------  ---------  -----------
  End of period................. $      500  $      500  $  41,428  $       500
                                 ==========  ==========  =========  ===========
SUPPLEMENTAL INFORMATION:
  Interest paid................. $  436,075  $  445,806  $ 327,990  $   366,573
                                 ==========  ==========  =========  ===========
  Income taxes paid (received).. $   40,000  $   47,000  $  47,000  $    (9,842)
                                 ==========  ==========  =========  ===========
  Noncash investing and
   financing activities:
    Acquisition of assets for
     long-term debt (Note 2)....                                    $ 1,010,000
                                                                    ===========
    Exercise of stock options
     for notes receivable (Note
     11)........................                                    $   125,000
                                                                    ===========

                       See notes to financial statements.

                              NEI WEBWORLD, INC.

                         NOTES TO FINANCIAL STATEMENTS

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                       (UNAUDITED) AND 1996 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business--NEI WebWorld, Inc. (the "Company") is in the business of printing television programming schedules, advertising circulars, school catalogs and other similar supplements for newspapers and periodicals. The Company commenced operations in February 1994 following an acquisition accounted for under the purchase method.

  Preparation of Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the period. Differences from those estimates are recorded in the period they become known.

  Revenues are recognized as sales primarily when print jobs are shipped. Also, in accordance with trade practice, revenues are accrued for jobs in process at year-end on the basis of production activity at pro rata billing value of work completed.

  Inventories, which consist primarily of paper, are stated at the lower of cost (first-in, first-out method) or market.

  Property, Plant and Equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets as follows: building and improvements--7 to 40 years, printing equipment and other property--5 to 11 years.

  Intangibles and Other Assets are amortized on a straight-line basis over five years.

  Financial Instruments consist of cash, receivables, payables and debt, the carrying values of which are a reasonable estimate of their fair values due to their short maturities or current interest rates.

  Deferred Income Taxes are provided under the asset and liability method for temporary differences in the recognition of income and expense for tax and financial reporting purposes.

  Stock-Based Compensation arising from stock option grants is accounted for by the intrinsic value method under APB Opinion No. 25. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," is effective for the Company beginning April 1, 1996, although no options have been granted since that date. This statement requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. As permitted by SFAS No. 123, the Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share.

  Pro Forma Earnings Per Share are computed based on the weighted average number of common shares restated for the common stock split and the preferred stock conversion discussed in Notes 10 and 11 outstanding in fiscal 1996 and in the interim periods presented.

  Unaudited Interim Financial Information at December 31, 1996, and for the nine months ended December 31, 1995 and 1996, have been prepared on the same basis as the audited financial statements presented. In the opinion of management, such unaudited information includes all adjustments, consisting only of normal recurring

                              NEI WEBWORLD, INC.

adjustments, necessary for a fair presentation of this interim information. The results of the nine months ended December 31, 1996, are not necessarily indicative of future results.

2. ASSET ACQUISITION (UNAUDITED)

  Effective September 13, 1996, the Company acquired certain printing equipment and other assets and assumed certain liabilities from Webworks, Inc. ("Webworks"), a subsidiary of Morris Newspaper Corporation, for $50,000 cash, a $1,010,000 note payable to the seller (Note 7) and $167,063 of acquisition costs primarily paid in cash. The total purchase price was allocated to the assets acquired and liabilities assumed in proportion to their fair values as shown below:

     Current assets acquired--primarily receivables and
      inventories................................................ $1,048,802
     Current liabilities assumed.................................   (828,802)
     Accrued equipment installation costs........................   (580,000)
                                                                  ----------
     Net current liabilities.....................................   (360,000)
     Web presses and other printing equipment acquired...........  1,587,063
                                                                  ----------
                                                                  $1,227,063
                                                                  ==========

  The acquired printing equipment is located in a facility leased under a short-term operating lease. The estimated costs for the Company to relocate and install the equipment in its facilities have been accrued, based on the installation plan initiated at acquisition. The installation will commence in March 1997 and is expected to be completed in September 1997.

3. ACCOUNTS RECEIVABLE AND SIGNIFICANT CUSTOMERS

  Accounts receivable consist of the following:

                                                         MARCH 31,  DECEMBER 31,
                                                            1996        1996
                                                         ---------- ------------
                                                                    (UNAUDITED)
     Trade:
       Billed........................................... $1,616,545  $2,694,549
       Accrued revenues on jobs in process..............     43,209      84,854
     Other accounts receivable..........................     60,644      16,686
                                                         ----------  ----------
                                                          1,720,398   2,796,089
     Less allowance for doubtful accounts...............      2,352      22,351
                                                         ----------  ----------
     Accounts receivable--net........................... $1,718,046  $2,773,738
                                                         ==========  ==========

  Revenues and accounts receivable from significant customers represent the following percentages of the Company's net sales and accounts receivable:

                                   YEARS ENDED MARCH 31,                NINE MONTHS ENDED DECEMBER 31,
                         ----------------------------------------- -----------------------------------------
                                 1995                 1996           1995 (UNAUDITED)     1996 (UNAUDITED)
                         -------------------- -------------------- -------------------- --------------------
                                    ACCOUNTS             ACCOUNTS             ACCOUNTS             ACCOUNTS
                         NET SALES RECEIVABLE NET SALES RECEIVABLE NET SALES RECEIVABLE NET SALES RECEIVABLE
                         --------- ---------- --------- ---------- --------- ---------- --------- ----------
Customer A..............     56%       48%        55%       36%        53%       39%        36%       18%
Customer B..............     16%        7%         6%        1%         6%        1%         1%        1%
Customer C..............     --        --          6%       14%         5%       11%        10%        7%
Customer D..............      4%        6%         5%        9%         5%       17%         7%        7%

                              NEI WEBWORLD, INC.

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consist of the following:

                                                        MARCH 31,  DECEMBER 31,
                                                           1996        1996
                                                        ---------- ------------
                                                                   (UNAUDITED)
     Land.............................................. $  186,264  $  186,264
     Building and improvements.........................    863,830   1,181,156
     Printing equipment and other property.............  2,611,376   4,374,719
     Furniture and fixtures............................     27,909      29,709
     Automotive and office equipment...................      8,000       8,000
                                                        ----------  ----------
                                                         3,697,379   5,779,848
     Less accumulated depreciation and amortization....    827,164   1,206,063
                                                        ----------  ----------
     Property, plant and equipment--net................ $2,870,215  $4,573,785
                                                        ==========  ==========

5. INTANGIBLES AND OTHER ASSETS

  Intangibles and other assets consist of the following:

                                                         MARCH 31,  DECEMBER 31,
                                                            1996        1996
                                                         ---------- ------------
                                                                    (UNAUDITED)
     Noncompete agreements.............................. $  750,000  $  750,000
     Goodwill...........................................    305,533     305,533
     Debt issuance costs................................     80,322      90,079
     Organizational costs...............................     25,235      25,235
                                                         ----------  ----------
                                                          1,161,090   1,170,847
     Less accumulated amortization......................    503,139     630,315
                                                         ----------  ----------
     Intangibles and other assets--net.................. $  657,951  $  540,532
                                                         ==========  ==========

6. FIRE INSURANCE CLAIMS

  On March 6, 1996, a fire damaged a portion of the Company's facilities. Related to this fire, the Company deferred costs totaling $290,172, consisting primarily of $162,431 for the net book value of property identified as damaged by the fire, $62,042 for cleanup costs and $65,699 for restoration and enhancement costs incurred through March 31, 1996. The Company continued to incur cleanup and restoration costs after March 31, 1996, and was in the process of finalizing its claim with an insurance company at that date.

  In the nine months ended December 31, 1996 (unaudited), the Company incurred additional cleanup costs of $83,227, received insurance proceeds of $578,965 and recorded a gain of $271,265. Also, total restoration and enhancement costs of $395,903 were recorded as additions to buildings and improvements and to equipment.

                              NEI WEBWORLD, INC.

7. NOTES PAYABLE, CREDIT FACILITIES AND CAPITALIZED LEASE OBLIGATIONS

  Long-term debt consists of the following:

                                                        MARCH 31,  DECEMBER 31,
                                                           1996        1996
                                                        ---------- ------------
                                                                   (UNAUDITED)
Notes payable to lender under term loans, due in
 monthly principal installments of $38,690, plus in-
 terest at lender's prime rate (8% at December 31,
 1996), plus 1.5%, balance due December 31, 1998, col-
 lateralized by substantially all Company assets......  $      --   $3,250,000
Subordinated note payable to Webworks, interest at 12%
 payable quarterly, plus principal installments of
 $500,000 on December 31, 1996, $100,000 on September
 12, 1997 and 1998, and $310,000 on September 12,
 1999, collateralized by certain property.............         --      510,000
Subordinated note payable to prior owner, due in an-
 nual principal installments of $100,000, plus inter-
 est at 8% payable quarterly, through February 28,
 1999.................................................     300,000     300,000
Note payable to bank under term loan, due in monthly
 installments of $9,320, including interest at 8.64%,
 balance due March 31, 1999, collateralized by sub-
 stantially all Company assets........................     859,660         --
Subordinated notes payable to lender (net of $31,434
 unamortized discount assigned to common stock war-
 rant), interest at 12% payable quarterly, plus prin-
 cipal installments of $62,500 per quarter beginning
 June 30, 1997 through March 31, 2000, collateralized
 by substantially all Company assets..................     718,566         --
Capital lease obligations, due in monthly installments
 of $58,660, including interest at 8.6% to 10.9%
 through December 31, 2000, collateralized by the
 leased equipment. Future minimum lease payments total
 $2,100,431, which includes interest of $268,726......   1,831,705         --
                                                        ----------  ----------
                                                         3,709,931   4,060,000
Less current portion..................................     689,904     664,286
                                                        ----------  ----------
Long-term debt--less current portion..................  $3,020,027  $3,395,714
                                                        ==========  ==========

  Notes payable of $1,461,831 at December 31, 1996 (unaudited), are due under a $3,750,000 revolving loan agreement as of that date which matures December 31, 1998, and is subject to annual renewals thereafter. Borrowings under the revolving loan are subject to borrowing base requirements which may be adjusted at the lender's discretion, bear interest payable monthly at lender's prime rate plus 1.25%, and are collateralized by a lockbox requirement and by substantially all Company assets. The revolving loan carries a .25% annual commitment fee, payable quarterly, on the unused portion of the loan.

  The loan agreement and notes payable to lender under the revolving loan and term loans require maintenance of specified levels of adjusted net worth and limit additional debt, investing activities, payment of dividends, purchases of Company stock, other changes in ownership and transactions with related parties. The loan agreement carries a $1,000 monthly servicing fee and early termination fees of $270,000 prior to December 31, 1997, $180,000 prior to December 31, 1998, and $90,000 prior to the end of any renewal period.

  The loan agreement also provides for capital expenditures loans of up to $2,000,000, which would bear interest at the lender's prime rate, plus 1.5%, would be payable monthly over five years or by the termination of the agreement, and would be collateralized by substantially all Company assets. No capital expenditures loans are outstanding at December 31, 1996.

                              NEI WEBWORLD, INC.

  In December 1996 (unaudited), a portion of the proceeds under these facilities were used by the Company to retire the notes payable to the bank under the revolving line of credit, the term loans and the subordinated notes payable discussed below.

  Notes payable of $950,000 at March 31, 1996, are due under a $1,100,000 revolving bank line of credit which matures March 31, 1997 (as revised on September 13, 1996). Borrowings under the line of credit are subject to borrowing base requirements, bear interest payable monthly at the bank's base rate (8.25% at March 31, 1996) plus 1.5% and are collateralized by substantially all Company assets. The revolving line of credit carries a commitment fee of .25% on the unused portion of the loan.

  On September 13, 1996, the subordinated lender and the Company amended the subordinated loan agreement. The amended agreement provides for an accelerated payment on the original loan of $50,000 payable on September 19, 1996, without prepayment penalty. In addition, this lender received warrants to purchase 80,000 shares of the Company's stock for $1 a share, and granted the Company the option to repay the loan in full by December 31, 1996, without any prepayment penalties and repurchase the 1994 and 1996 warrants for $50,000.

  Long-term debt under the agreements existing at December 31, 1996 (unaudited), matures as follows:

     Fiscal year ending March 31:
       1997......................................................... $  216,071
       1998 (including $448,215 for the nine months ending
        December 31, 1997)..........................................    664,285
       1999.........................................................  2,869,644
       2000.........................................................    310,000
                                                                     ----------
                                                                     $4,060,000
                                                                     ==========

8. COMMITMENTS

  Purchase Commitments--During the period ended December 31, 1996 (unaudited), the Company assumed an unconditional purchase obligation to a printing materials supplier for purchases at market value through March 1999. Minimum future purchases under the agreement at December 31, 1996, are as follows:

     Fiscal year ending March 31:
       1997......................................................... $  178,652
       1998.........................................................    714,608
       1999.........................................................    406,697
                                                                     ----------
                                                                     $1,299,957
                                                                     ==========

                              NEI WEBWORLD, INC.

  Operating Leases--During the period ended, and subsequent to, December 31, 1996 (unaudited), the Company has entered into long-term noncancelable operating leases for certain equipment and for an adjacent plant facility. The Company has the option to purchase the leased facility for $1,700,000. Minimum future rental commitments for these leases at December 31, 1996, are as follows:

     Fiscal year ending March 31:
       1997......................................................... $    2,133
       1998.........................................................    182,760
       1999.........................................................    216,254
       2000.........................................................    211,250
       2001.........................................................    211,250
       2002.........................................................    211,250
       2003.........................................................     35,208
                                                                     ----------
                                                                     $1,070,105
                                                                     ==========

  Rent expense under operating leases for the nine months ended December 31, 1996, was $2,133.

9. INCOME TAXES

  The tax effects of significant items comprising the Company's net deferred income tax benefit are as follows:

                                                       MARCH 31,  DECEMBER 31,
                                                         1996         1996
                                                       ---------  ------------
                                                                  (UNAUDITED)
     Current:
       Allowance for accounts receivable, not
        currently deductible.......................... $  1,000     $  8,000
       Vacation and bonus accruals, not currently
        deductible....................................    7,000       29,000
       Net operating loss carryforward................                28,000
       Other..........................................    5,292       (6,000)
       Valuation allowance............................      --       (59,000)
                                                       --------     --------
         Total current assets.........................   13,292          --
     Long-term:
       Accelerated depreciation and amortization for
        tax purposes..................................  (68,468)     (79,000)
       Gain on fire insurance settlement, not
        currently taxable.............................      --       (92,000)
       Net operating loss carryforward (expiring
        2011).........................................  120,000       92,000
       Alternative minimum tax credit carryforward....   68,000      101,000
       Valuation allowance............................  (77,508)      (2,000)
                                                       --------     --------
         Total long-term assets.......................   42,024       20,000
                                                       --------     --------
     Net deferred tax asset........................... $ 55,316     $ 20,000
                                                       ========     ========

                              NEI WEBWORLD, INC.

  The resulting components of income tax expense (benefit) are as follows:

                                                           NINE MONTHS ENDED
                                   YEAR ENDED MARCH 31,      DECEMBER 31,
                                   ----------------------  ------------------
                                      1995        1996       1995      1996
                                   ----------  ----------  --------  --------
                                                              (UNAUDITED)
     Current...................... $   84,906  $  (10,786) $ (8,089) $ 35,684
     Deferred.....................    (37,083)    (18,233)  (13,675)   51,824
     Change in valuation
      allowance...................        --          --        --    (16,508)
                                   ----------  ----------  --------  --------
     Income tax expense
      (benefit)................... $   47,823  $  (29,019) $(21,764) $ 71,000
                                   ==========  ==========  ========  ========

  Income (loss) before income taxes and the related income tax (benefit) for the nine months ended December 31, 1996 (unaudited), are as follows:

                                                                   INCOME TAX
                                                          AMOUNT   (BENEFIT)
                                                         --------  ----------
     Income before income tax expense and extraordinary
      item.............................................. $316,178   $107,000
     Extraordinary item................................. (108,545)   (36,000)
                                                         --------   --------
                                                         $207,633   $ 71,000
                                                         ========   ========

  Income tax expense of $71,000 represents taxes computed by applying the statutory federal income tax rate of 34% to income before income taxes, less extraordinary item.

10. PREFERRED STOCKS CONVERTED

  The Company is authorized to issue 2,000,000 shares of $1 par value preferred stock. In fiscal 1996 and prior years, the Company had Series A, B and C preferred stocks issued and outstanding, which had annual cumulative dividends (payable in Series C preferred stock) and mandatory redemption features requiring annual accretion. These preferred stocks were converted to common stock when the registration statement related to the contemplated offering was declared effective. The financial statements are presented as if these stocks were converted at the beginning of the periods reported.

11. COMMON STOCK

  Common Stock--In March 1997 (unaudited), the Company effected a 3.33-to-one stock split. At the effective date of the contemplated offering, the Company converted Series A, B and C preferred stocks to 2,008,823 shares of common stock. All share data has been restated for these events.

  Common Stock Put Warrants--In connection with the subordinated notes payable to lender, in February 1994, the Company issued warrants for 90,000 shares of common stock. The warrants were exercisable at any time on or prior to the expiration date of February 28, 2004, and entitled the holder to purchase common stock for $1 per share, subject to certain adjustments. An estimated initial value of $50,000 was assigned to the warrants. The warrant holder could require the Company to purchase the warrants or common shares issued upon exercise of the warrants (warrant shares) on or after February 28, 2000, until the expiration date, subject to certain limitations.

  In September 1996 (unaudited), the Company issued to the warrant holder additional warrants for the purchase of 80,000 shares of common stock for $1 per share, valued at $23,500, and in December 1996, redeemed the total 170,000 warrants outstanding for $50,000.

                              NEI WEBWORLD, INC.

  Common Stock Options--Under a stock option plan, options for no more than 150,000 shares of common stock may be granted to certain Company employees and consultants at prices equal to or greater than the fair market value of the common stock as determined by the Board of Directors at the dates of grant. In February 1994, the Company granted a principal officer/shareholder, a director/shareholder and a preferred shareholder options to purchase a total of 125,000 shares of common stock at an exercise price of $1 per share. The options are exercisable subject to the Company's attainment of certain earnings requirements. At March 31, 1996, 25,000 options are exercisable.

  In April 1996 (unaudited), the Company vested all options previously granted and terminated that plan. These options for 125,000 shares of common stock were exercised for notes receivable totaling $125,000, which are classified as a reduction of shareholders' equity. The notes (with recourse) bear interest at 6% payable annually and mature April 2001.

  Subsequent to December 31, 1996 (unaudited), the Company adopted the Stock Option Plan (the "Plan") which authorizes the Company to grant to employees and directors incentive and nonqualified options to purchase up to 350,000 shares of common stock at a price not less than the fair market value of the common stock on the date of grant. Options under the Plan generally vest over five years, vest immediately upon certain events and expire no more than ten years from the date of grant. No options have been granted under the Plan.

12. EMPLOYEE BENEFIT PLAN

  The Company maintains a 401(k) savings plan which covers substantially all of its regular employees. The Company's annual contribution to the savings plan is determined at the discretion of the Board of Directors. The Company recorded contributions of approximately $31,000, $36,000 and $23,000 for fiscal years 1996 and 1995 and for the nine months ended December 31, 1996 (unaudited), respectively.

13. TRANSACTIONS WITH RELATED PARTIES

  The Company has an agreement with a preferred shareholder to provide supervisory management services to the Company. Management fees totaled $100,000 in fiscal 1996 and 1995, with $25,000 included in accrued management and consulting fees at March 31, 1996. For the nine months ended December 31, 1996 (unaudited), management fees totaled $125,000, $50,000 of which related to the acquisition of Webworks assets and refinancing of long-term debt. At December 31, 1996, $75,000 is included in accrued management and consulting fees.

  The Company has a consulting agreement with a director and shareholder which provides for a fixed fee each quarter and a contingent fee based on the Company's sales growth. Consulting fees totaled $30,000 in fiscal 1996 and 1995, with $7,500 included in accrued management and consulting fees at March 31, 1996. For the nine months ended December 31, 1996 (unaudited), consulting fees totaled $52,500, $30,000 of which related to the acquisition of Webworks assets. At December 31, 1996, $7,500 is included in accrued management and consulting fees.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFOR-MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITA-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HERE-OF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  13
Capitalization...........................................................  13
Dilution.................................................................  14
Selected Financial Data..................................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  19
Management...............................................................  25
Certain Transactions.....................................................  29
Principal Shareholders...................................................  29
Description of Capital Stock.............................................  30
Shares Eligible For Future Sale..........................................  32
Underwriting.............................................................  33
Legal Matters............................................................  35
Experts..................................................................  35
Index to Financial Statements............................................ F-1

                               ----------------

 UNTIL       , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UN-SOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                              1,000,000 SHARES OF
                                 COMMON STOCK

              1,000,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

                              NEI WEBWORLD, INC.

                               ----------------

                                  PROSPECTUS

                                       , 1997

                               ----------------

                      FIRST LONDON SECURITIES CORPORATION

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article 2.02-1 of the Texas Business Corporation Act provides generally and in pertinent part that a Texas corporation may indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful.

  The registrant's Articles of Incorporation provide that a director of the registrant shall not be liable to the registrant or its shareholders for any act or omission in such director's capacity as a director to the fullest extent permitted by Texas statutory or decisional law.

  The Company's Bylaws provide that the Company shall indemnify each of its directors and officers, acting in such capacity, so long as such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. Such indemnification may be made only upon a determination that such indemnification is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct to permit indemnification under the law. The Company is also required to advance to such persons payment for their expenses incurred in defending a proceeding to which indemnification might apply, provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified.

  The Company has entered into Indemnification and Hold Harmless Agreements with its directors which provide that the Company will indemnify its directors to the fullest extent permitted by applicable law.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amount shown are estimates except the Securities and Exchange Commission registration and NASD filing fees.

     Securities and Exchange Commission registration fee.............. $  7,364
     NASD filing fee..................................................    2,931
     Pacific Stock Exchange and Nasdaq SmallCap Market listing fee....   27,500
     Underwriters' non-accountable expense allowance..................  175,375
     Legal fees and expenses..........................................  125,000
     Accounting fees and expenses.....................................  120,000
     Printing and engraving expenses..................................   30,000
     Transfer agent and registrar fees and expenses...................    3,000
     Blue Sky fees and expenses.......................................   15,000
     Miscellaneous expenses...........................................   18,830
                                                                       --------
         Total........................................................ $525,000
                                                                       ========

ITEM 26. RECENT SALE OF UNREGISTERED SECURITIES.

  Since March 7, 1994, the Company has not sold or issued any unregistered or registered securities, other than the issuance of 416,250 shares of Common Stock in April 1996 upon the exercise of options granted in February 1994. The Company relied on the exemption provided by Section 4(2) of the Act.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1   Form of Underwriting Agreement.
   3.1   Articles of Incorporation of NEI WebWorld, Inc., as amended.
   3.2   Bylaws, as amended and restated, of NEI WebWorld, Inc.
   4.1   Warrant Agreement.
   5.1   Opinion of Crouch & Hallett, L.L.P.
  10.1   Employment Agreement of Richard M. Wiencek.
  10.2   Consulting Agreement of Robert D. Kopitke.
  10.3   Management Agreement of Conrad/Collins Merchant Banking Group, Ltd.
  10.4   NEI WebWorld, Inc. Stock Option Plan.
  10.5   Contract with The Dallas Morning News.
  10.6   Loan and Security Agreement by and among the Company and Congress
         Financial Corporation (Southwest), dated December 31, 1996.
  10.7   Promissory Note issued by NEI WebWorld, Inc. to The Webworks, Inc. as of September 13, 1996 as amended by the Modification of Promissory
         Note dated December 30, 1996.
  10.8   Subordinated Note dated February 28, 1994 in the amount of $500,000 executed by NEI WebWorld, Inc. (formerly known as NEI Acquisition
         Corporation) to Robert L. Jensen.
  10.9   Form of note dated April 2, 1996 issued by certain shareholders of NEI
         WebWorld, Inc. in connection with stock option exercises.
  10.10  Form of Indemnification and Hold Harmless Agreement.
  23.1   Consent of Deloitte & Touche LLP.
  23.2   Consent of Crouch & Hallett, L.L.P. (included in Exhibit 5.1).
  24.1   Power of Attorney (included on page II-4).
  27.1   Financial Data Schedule.

ITEM 28. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The Registrant hereby undertakes (1) to file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement, to include any prospectus required by section 10(a)(3) of the Act, to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statements, and to include any additional or changed material information on the plan of distribution; (2) that, for the purpose of determining any liability under the Act, to treat each post-effective amendment as a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
(3) to file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the termination of the offering.

  Insofar as indemnification for liabilities arising from the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENT OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DALLAS, STATE OF TEXAS ON THE 7TH DAY OF MARCH, 1997.

                                          NEI WEBWORLD, INC.

                                          By:     /s/ Richard J. Wiencek
                                            -----------------------------------
                                               RICHARD J. WIENCEK, PRESIDENT

                               POWER OF ATTORNEY

  We, the undersigned officers and directors of NEI WebWorld, Inc. hereby severally constitute and appoint Barry B. Conrad and Richard J. Wiencek, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and generally to do all things in our names and on our behalf in such capacities to enable NEI WebWorld, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES ON THE 7TH DAY OF MARCH, 1997.

                NAME                                      TITLE

       /s/ Richard J. Wiencek             President and Chief Executive
-------------------------------------      Officer and Director
         RICHARD J. WIENCEK

       /s/ Bruce E. Fredriks              Vice President--Finance and
-------------------------------------      Administration and Chief Financial
          BRUCE E. FREDRIKS                Officer (Principal Financial
                                           Officer)

        /s/ Barry B. Conrad               Director and Chairman of the Board
-------------------------------------
           BARRY B. CONRAD

        /s/ Floyd W. Collins              Director
-------------------------------------
          FLOYD W. COLLINS

       /s/ Brian A. Harpster              Director
-------------------------------------
          BRIAN A. HARPSTER

       /s/ Robert D. Kopitke              Director
-------------------------------------
          ROBERT D. KOPITKE